Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Interim Management Statement of Barclays PLC relating to the nine month period ended 30 September 2013, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Interim Management Statement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Barclays PLC

Performance Highlights

Notes

The term Barclays or Group refers to Barclays PLC together with entities consolidated under IFRS 10 Consolidated Financial Statements. Unless otherwise stated, the income statement analysis compares the nine months to 30 September 2013 to the corresponding nine months of 2012 and balance sheet comparatives relate to 30 June 2013. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011), the reallocation of elements of the Head Office results to businesses and portfolio restatements between businesses, as detailed in our announcement on 16 April 2013.

The information in this document does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2012 (subsequently restated on 6 September 2013), which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Certain non-IFRS measures

Barclays management believes that the non-International Financial Reporting Standards (IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; the gain on disposal of the strategic investment in BlackRock Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for Interest Rate Hedging Products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and losses on acquisitions and disposals. A reconciliation of IFRS and adjusted profit/(loss) before tax is presented on page 4 for the Group and on pages 9 to 20 for each business;

– Adjusted profit/(loss) after tax represents profit/loss after tax excluding the post-tax impact of own credit; gains on debt buy-backs; gain on disposal of the strategic investment in BlackRock Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; goodwill impairments; and losses on acquisitions and disposals. A reconciliation is provided on page 4 for the Group and on pages 9 to 20 for each business.

– Adjusted attributable profit represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit attributable to equity holders of the parent. A reconciliation is provided on page 4 for the Group and on pages 9 to 20 for each business.

– Adjusted income and total (expense)/income net of insurance claims on an adjusted basis represents total (expense)/income net of insurance claims excluding the impact of own credit and gains on debt buy-backs. A reconciliation is provided on page 4 for the Group and on pages 9 to 20 for each business;

– Adjusted net operating income represents net operating income excluding the impact of own credit, gains on debt buy-backs and gain on disposal of the strategic investment in BlackRock Inc. A reconciliation is provided on page 4 for the Group and on pages 9 to 20 for each business;

– Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 4 for the Group and on pages 9 to 20 for each business;

–Adjusted other net income/(expense) represents other net income/(expense) excluding gains and losses on acquisitions and disposals. A reconciliation is provided on page 4 for the Group and on pages 9 to 20 for each business;

– Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of the strategic investment in BlackRock Inc., the provision for PPI redress, provision for interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims. A reconciliation of the components used to calculate adjusted cost: income ratio to their corresponding IFRS measures is provided on page 4 for the Group and on pages 9 to 20 for each business;

– Adjusted compensation:net operating income ratio represents compensation:net operating income ratio excluding the impact of own credit, gains on debt buybacks and gain on disposal of strategic investment in BlackRock, Inc. A reconciliation is provided on page 4 for the Group;

Barclays PLC	1

Performance Highlights

– Adjusted basic earnings per share represents adjusted attributable profit (set out on page 27) divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue;

– Adjusted return on average shareholders’ equity represents adjusted attributable profit (page 27) divided by adjusted average equity, excluding non-controlling interests (page 27). The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests;

– Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (page 27) divided by average adjusted tangible equity, excluding non-controlling interests (page 27). The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (page 27);

– Adjusted return on average risk weighted assets represents adjusted profit after tax (set out on page 27), divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets;

– Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. The comparable IFRS measure is the ratio of total assets to total shareholder’s equity. The calculation of adjusted gross leverage, as well as total assets to total shareholders’ equity, is presented on page 39;

– The effective tax rate on adjusted profit is a non-IFRS measure representing the tax charge on adjusted profit/(loss) before tax. The comparable IFRS measure is effective tax rate, which represents the tax charge on profit/(loss) before tax;

– Capital and balance sheet metrics on a post-rights issue basis are non-IFRS measures as they represent the impact that the new Barclays PLC ordinary shares issued and the cash received on 4 October 2013 would have had on the metrics had the rights issue been completed as at 30 September 2013;

– ‘Constant Currency Basis’ excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial period for Africa Retail and Business Banking;

– Liquidity Coverage Ratio (LCR) is calculated according to the definition and methodology detailed in the standard provided by the Basel Committee on Banking Supervision. The original guidelines released in December 2010 (‘Basel III: International Framework for Liquidity Risk Measurement, Standards and Monitoring’, December 2010) were revised for the calculation of the LCR ratio in January 2013 (‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013). The metric is a regulatory ratio that is not yet finalised in local regulations and, as such, represent a non-IFRS measure. This definition and the methodology used to calculate this metric is subject to further revisions ahead of the implementation date and our interpretation of this calculation may not be consistent with other financial institutions. As at 1 January 2015, institutions will be required to comply with a 60% LCR. This will increase gradually to 100% by 1 January 2018 (for European Institutions);

– Capital Requirements Directive IV (CRD IV)-based measures have been calculated on the basis of our current interpretation of CRD IV. These regulatory measurements are not yet in force and are not yet required to be disclosed by Barclays and, as such, represent non-IFRS measures. Measures presented on a “transitional” basis are calculated by taking into account the Financial Services Authority’s statement on CRD IV transitional provisions in October 2012, assuming they were applied as at 30 September 2013. Measures presented on a “fully loaded” basis are calculated without applying CRD IV transitional provisions set out in Part Ten of the CRD IV Regulation and assume that the phase-in of the transitional provisions is complete and all of CRD IV applied in the form that Barclays currently expects it to apply.

The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority (EBA) and on the final UK implementation of the rules. Barclays interpretation of CRD IV and the basis of our calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following measures:

—

CRD IV CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital” table on page 37 for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, which is calculated on the basis that currently applies to Barclays under applicable regulatory requirements.

—

CRD IV risk weighted assets (RWAs) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital” table on page 37 for a reconciliation of CRD IV RWAs to RWAs as calculated on the basis that currently applies to Barclays under applicable regulatory requirements.

—

CET1 ratio on a transitional and fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV RWAs. See the “Estimated Impact of CRD IV– Capital” table on page 37 for a reconciliation of the components of the CET1 ratio on a fully loaded and transitional basis to the respective components of Core Tier 1 ratio, as calculated on the basis that currently applies to Barclays under applicable regulatory requirements.

—

CRD IV leverage exposure on a transitional and fully loaded basis. CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclay’s interpretation of CRD IV requirements. See the “Estimated Impact of CRD IV – Leverage” table on page 37 for a reconciliation of CRD IV leverage exposure to total assets under IFRS.

Barclays PLC	2

Performance Highlights

—

CRD IV leverage ratio on a transitional and fully loaded basis, which represents CRD IV Tier 1 capital divided by CRD IV leverage exposure. See the “Estimated Impact of CRD IV– Capital” table on page 37 for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, and see the “Estimated Impact of CRD IV – Leverage” table on page 38 for a reconciliation of CRD IV leverage exposure to Total assets.

—

The PRA-adjusted fully loaded CET1 capital and PRA Leverage Ratio apply the PRA Adjustments to Barclays’ fully loaded CRD IV CET1 capital base. A reconciliation of PRA-adjusted fully loaded CET1 capital to Barclays’ fully loaded CRD IV CET1 capital base is shown in the table entitled “Estimated impact of CRD IV – Capital” on page 37.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform Programme, deleveraging actions, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK domestic, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the U.S. Securities and Exchange Commission (the SEC) including in our Annual Report on Form 20-F for the fiscal year ended 31 December 2012 and in our current report on Form 6K dated 16 September 2013, both of which are available on the SEC’s website at http://www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Barclays PLC	3

Performance Highlights

Barclays Unaudited Results	Adjusted			Statutory
for the nine months ended[1]	30.09.13	30.09.12		30.09.13	30.09.12
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	21,516	22,494	(4)	21,391	18,702	14
Credit impairment charges and other provisions	(2,353)	(2,515)	(6)	(2,353)	(2,515)	(6)
Net operating income	19,163	19,979	(4)	19,038	16,187	18

Operating expenses (excluding costs to achieve Transform)	(13,403)	(13,873)	(3)	(15,403)	(15,323)	1

Costs to achieve Transform	(741)	-		(741)	-
Operating expenses	(14,144)	(13,873)	2	(16,144)	(15,323)	5
Other net (expense)/ income	(43)	98		(43)	98
Profit before tax	4,976	6,204	(20)	2,851	962
Profit after tax	3,418	4,338	(21)	1,811	545
Attributable profit[2]	2,789	3,758	(26)	1,182	(35)

Performance Measures
Return on average shareholders’ equity	7.1%	9.7%		3.1%	(0.1%)
Return on average tangible shareholders’ equity	8.4%	11.5%		3.6%	(0.1%)
Return on average risk weighted assets	1.2%	1.5%		0.6%	0.2%
Cost: income ratio	66%	62%		75%	82%
Compensation: net operating income ratio	39%	38%		39%	47%
Loan loss rate (bps)	64	66		64	66

Basic earnings/(loss) per share	21.9p	30.7p		9.3p	(0.3p)
Dividend per share	3.0p	3.0p		3.0p	3.0p

	Pre-Rights Issue			Post-Rights Issue[3]
Capital and Balance Sheet	30.09.13	30.06.13		30.09.13
Core tier 1 ratio	11.3%	11.1%		12.9%
CRD IV fully loaded common equity tier 1 ratio	8.4%	8.1%		9.6%
Risk weighted assets	£371bn	£387bn		£371bn
CRD IV fully loaded risk weighted assets	£448bn	£472bn		£448bn
CRD IV fully loaded leverage ratio	2.5%	2.5%		2.9%
PRA leverage ratio	2.2%	2.2%		2.6%
Group liquidity pool	£130bn	£138bn		£130bn
Net asset value per share	384p	397p		343p
Net tangible asset value per share	323p	336p		295p
Loan: deposit ratio	100%	102%		100%

Adjusted profit reconciliation				30.09.13	30.09.12
Adjusted profit before tax				4,976	6,204
Own credit				(125)	(4,019)
Gain on disposal of BlackRock investment				-	227
Provision for PPI redress				(1,350)	(1,000)
Provision for interest rate hedging products redress				(650)	(450)
Statutory profit before tax				2,851	962

1

The comparatives in this document have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19  Employee Benefits (Revised 2011), the reallocation of elements of Head Office results to businesses and portfolio restatements between businesses, as detailed in our Form 6-K filed with the SEC on 6 September 2013.

2	Attributable profit includes profit after tax and non-controlling interests.
3

Post-rights issue capital metrics are prepared on the basis that the issue of new ordinary shares and the receipt of cash consideration occurred on 30 September 2013 instead of 4 October 2013. For the purpose of calculating risk weighted assets, the information presented assumes proceeds of the Rights Issue are held at a 0% risk weight.

Barclays PLC	4

Barclays Results by Quarter

	Adjusted[1]			Statutory
	30.09.13	30.09.12		30.09.13	30.09.12
Profit/(Loss) Before Tax by Business	£m	£m	% Change	£m	£m	% Change
UK RBB	983	950	3	323	100
Europe RBB	(815)	(229)		(815)	(229)
Africa RBB	344	217	59	344	217	59
Barclaycard	1,172	1,147	2	482	997	(52)
Investment Bank	2,852	3,230	(12)	2,852	3,230	(12)
Corporate Banking	678	399	70	28	(51)
Wealth and Investment Management	54	169	(68)	54	169	(68)
Head Office and Other Operations	(292)	321		(417)	(3,471)	(88)
Total profit before tax	4,976	6,204	(20)	2,851	962

1	A reconciliation of statutory and adjusted profit/(loss) before tax by business is provided in the Business Results by Quarter section on pages 21 to 25.

Barclays PLC	5

Group Performance Review

Income Statement

—

Adjusted profit before tax was down 20% to £4,976m largely driven by costs to achieve Transform of £741m and a reduction in Investment Bank FICC income, including a £317m decrease in income from Exit Quadrant Assets, as disposals accelerated throughout 2013

—	Statutory profit before tax improved to £2,851m (2012: £962m), reflecting a reduced own credit charge of £125m (2012: £4,019m)

—

Adjusted return on average shareholders’ equity decreased to 7.1% (2012: 9.7%) as a result of decrease in profits. Statutory return on average shareholders’ equity improved to 3.1% (2012: negative 0.1%)

—

Adjusted income decreased 4% to £21,516m, reflecting a reduction of £657m in the Head Office and £597m in the Investment Bank. Statutory income increased 14% to £21,391m reflecting a significantly lower own credit charge of £125m (2012: charge of £4,019m)

—

Investment Bank income was down 7% to £8,584m driven by a decrease in FICC income, which included significantly reduced contributions from Exit Quadrant Assets. This was partially offset by increases in Equities and Prime Services and Investment Banking. Income decreased 22% on Q3 12 to £2,111m as lower activity in FICC was partially offset by improvements in Equities and Prime Services, and Investment Banking, due to commission gains and increased client deal activity

—

Total net interest income decreased by £310m to £8,493m, with lower net interest income in Head Office and the Investment Bank offset by increased net interest income in the rest of the Group. Customer net interest income for RBB, Barclaycard, Corporate Banking and Wealth and Investment Management increased to £7,766m (2012: £7,326m) driven by growth in customer assets, offset by a decline in the net interest margin of 8bps to 177bps, largely due to the impact of reduced contributions from Group structural hedging activities, which decreased by £89m to £876m

—

Credit impairment charges were down 6% to £2,353m, principally reflecting improvements in Corporate Banking, mainly due to lower charges in Europe, and Africa RBB, in part due to foreign currency movements. This was partially offset by increases in the other businesses in part due to the non-recurrence of impairment releases in 2012 in UKRBB and Barclaycard and deterioration in European mortgage recovery performance. The overall improvement in impairment when coupled with a 3% fall in loans and advances balances resulted in a lower annualised loan loss rate of 64 bps (2012: 66bps)

—

Adjusted operating expenses increased by £271m to £14,144m, driven by costs to achieve Transform of £741m, partially offset by the non-recurrence of a £290m penalty relating to the setting of inter-bank offered rates in H1 12 and reduced performance accruals. Statutory operating expenses increased £821m to £16,144m reflecting costs to achieve Transform of £741m, an increase of £350m in the provision for PPI redress and an increase of £200m in the provision for interest rate hedging products redress

—

Group adjusted cost to income ratio was 66% (2012: 62%) with the increase attributable to costs to achieve Transform. Statutory cost: income ratio improved to 75% (2012: 82%) reflecting a significantly lower own credit charge of £125m (2012: charge of £4,019m). The Investment Bank cost: income ratio increased to 65% (2012: 63%) and the compensation: income ratio increased to 41% (2012: 40%); excluding costs to achieve Transform, the ratio was in line at 40%

—

The effective tax rate on statutory profit before tax was 36.5% (2012: 43.3%), which is higher than the UK tax rate of 23.25% (2012: 24.5%) principally due to profits taxed in countries with high local tax rates and non-deductable expenses. The effective tax rate on adjusted profit before tax was 31.3% (2012: 30.1%)

Barclays PLC	6

Group Performance Review

Balance Sheet and Leverage Exposure

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Total assets decreased by £128bn to £1,405bn from 30 June 2013 to 30 September 2013, primarily reflecting decreases in the mark to market value of derivative financial instruments, settlement balances, reverse repurchase agreements and other similar secured lending, cash and balances at central banks, as well as reductions in Exit Quadrant Assets. The strengthening of GBP against USD, EUR and ZAR also contributed to the decrease

—	Total loans and advances decreased to £486bn (30 June 2013: £517bn) primarily due to lower settlement balances in the Investment Bank

—

Total liabilities decreased £126bn to £1,347bn from 30 June 2013 to 30 September 2013, primarily reflecting decreases in derivative financial liabilities, repurchase agreements and other similar secured borrowing, and customer accounts including settlement balances. The strengthening of GBP against USD, EUR and ZAR also contributed to the decrease

—

Estimated fully loaded CRD IV leverage exposure reduced to £1,481bn (30 June 2013: £1,559bn) driven by a reduction in settlement balances, lower potential future exposures on derivatives and decreases in cash balances at central banks in line with our efforts to optimise the size of the liquidity pool

—

Total shareholders’ equity including non-controlling interests, was £58.2bn (30 June 2013: £60.1bn). Excluding non-controlling interests, shareholders’ equity decreased £1.6bn to £49.4bn. This reflects a decrease of £1.2bn in currency translation reserve, driven by the strengthening of GBP against USD, EUR and ZAR, a decrease of £0.8bn due to an increase in retirement benefit liabilities partially offset by an increase of £0.5bn due to retained profits during the quarter

—	Net asset value per share was 384p (30 June 2013: 397p) and the net tangible asset value per share was 323p (30 June 2013: 336p)

—	During Q3 13 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 6% to £53.9bn (30 June 2013: £57.2bn)

—

As at 30 September 2013, utilisation of the provisions for PPI redress resulted in a reduction in the provision by £387m to £1,263m, while utilisation of the provision for Interest Rate Hedging Products redress resulted in a decrease in the provision by £56m to £1,293m. Utilisation of the provisions during Q3 13 was in line with expectations and there has been no significant change to the estimates of future expected costs

Capital Management

—

Core Tier 1 capital decreased by £1.0bn to £42.0bn from 30 June 2013 to 30 September 2013, principally due to foreign currency movements of £1.5bn, partially offset by capital generated from earnings after the impact of dividends paid. Estimated CRD IV fully loaded CET1 capital was £37.4bn (30 June 2013: £38.1bn)

—

RWAs decreased £16bn to £371bn from 30 June 2013 to 30 September 2013, driven by reductions in exposures of £8bn, principally relating to Exit Quadrant RWAs, and foreign currency movements of £8bn. This reduction was primarily in the Investment Bank, where RWAs reduced 7% to £157bn. On a CRD IV basis, estimated Group RWAs reduced by £24bn to £448bn from 30 June 2013 to 30 September 2013, within which Exit Quadrant RWAs reduced by £15bn to £53bn

—	As a result, the Core Tier 1 ratio strengthened to 11.3% (30 June 2013: 11.1%)

—

Barclays estimated fully loaded CET1 ratio assuming the final rules were applied as at 30 September 2013 is approximately 8.4% (30 June 2013: 8.1%). The estimated transitional CET1 ratio was approximately 10.4% (30 June 2013: 10.0%)

—

The estimated fully loaded CRD IV leverage ratio assuming the rules were applied as at 30 September 2013 was 2.5% (30 June 2013: 2.5%). The estimated PRA leverage ratio, assuming consistent additional deductions from CET1 capital as at 30 June 2013 of £4.1bn, would result in a PRA leverage ratio of 2.2% (30 June 2013: 2.2%)

—

The rights issue will increase capital by £5.8bn, which if applied as at 30 September 2013 would have increased the Core Tier 1 ratio to 12.9%, the estimated fully loaded CRD IV Common Equity Tier 1 ratio to 9.6%, the estimated fully loaded CRD IV leverage ratio to 2.9% and the estimated PRA leverage ratio to 2.6%

Barclays PLC	7

Group Performance Review

Funding and Liquidity1

—

Consistent with our plans to optimise the size of the liquidity pool, within our established liquidity risk appetite framework, the Group liquidity pool reduced £8bn during Q3 13 to £130bn2 as at 30 September 2013. It remains in excess of our internal and regulatory requirements. During the first nine months of 2013, the month end liquidity pool ranged from £130bn to £157bn (Full Year 2012: £150bn to £173bn)

—

Cash and deposits with central banks accounted for £61bn of the liquidity pool (30 June 2013: £71bn)[3], Government bonds accounted for £49bn (30 June 2013: £47bn)[4], and other available liquidity accounted for £20bn (30 June 2013: £20bn)

—

The Group estimated its Liquidity Coverage -Ratio (LCR) at 107% at the end of Q3 13 (30 June 2013: 111%) based upon our interpretation of the latest standards published by the Basel Committee. This is equivalent to a surplus of £9bn above the 100% ratio (30 June 2013: £14bn)[5]. The reduction since 30 June 2013 is consistent with our plans to optimise the size of the liquidity pool

—

The customer loan to deposit ratio for RBB, Corporate Banking and Wealth and Investment Management was unchanged at 94% (30 June 2013: 94%). The loan to deposit ratio for the Group decreased to 100% as at 30 September 2013 (30 June 2013: 102%)[5]

—

The Investment Bank activities are primarily funded through wholesale markets. The Investment Bank does not rely on customer funding from RBB, Barclaycard, Corporate Banking and Wealth and Investment Management. Total Group wholesale funding outstanding (excluding repurchase agreements) was £198bn (30 June 2013: £217bn ), of which £85bn matures in less than one year (30 June 2013: £93bn) and £25bn matures within one month (30 June 2013: £30bn). The Group has £3bn of term funding maturing in the remainder of 2013 and £24bn maturing in 2014

Dividends

—	We will pay a third interim dividend for 2013 of 1.0p per share on 13 December 2013 resulting in a 3.0p dividend year to date

1	Liquidity risk is managed separately at Absa Group due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude Absa.
2	£123bn (30 June 2013: £132bn) of which is eligible to count towards the LCR as per the Basel standards.
3	Of which over 95% (30 June 2013: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
4	Of which over 85% (30 June 2013: over 80%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.
5	The LCR and customer loan to deposit ratio are calculated on a consolidated basis including Absa.

Barclays PLC	8

Results by Business

UK Retail and Business Banking	Nine Months Ended	Nine Months Ended
Income Statement Information	30.09.13 £m	30.09.12 £m	% Change

Statutory basis
Total income net of insurance claims	3,374	3,307	2
Credit impairment charges and other provisions	(259)	(198)	31

Net operating income	3,115	3,109	-
Operating expenses	(2,819)	(3,009)	(6)
Other net income	27	-

Statutory profit before tax	323	100

Adjusted basis
Total income net of insurance claims	3,374	3,307	2
Credit impairment charges and other provisions	(259)	(198)	31

Net operating income	3,115	3,109	-
Operating expenses (excluding costs to achieve Transform)	(2,103)	(2,159)	(3)
Costs to achieve Transform	(56)	-

Operating expenses	(2,159)	(2,159)	-
Other net income	27	-

Adjusted profit before tax	983	950	3
Adjusted attributable profit[1]	751	686	9

Adjusting items

Provision for PPI redress[2]	660	850

Performance Measures

Adjusted return on average equity	12.6%	13.0%
Adjusted return on average risk weighted assets	2.4%	2.7%
Adjusted cost: income ratio	64%	65%
Return on average equity	4.0%	0.8%
Return on average risk weighted assets	0.8%	0.3%
Cost: income ratio	84%	91%
Loan loss rate (bps)	25	21

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn

Loans and advances to customers at amortised cost	135.5	135.4
Customer deposits	133.3	133.2
Total assets	156.9	159.5
Risk weighted assets	43.2	43.6

2013 compared to 2012

—

Income increased 2% to £3,374m driven by strong mortgage growth and contribution from Barclays Direct (previously ING Direct UK, acquired during Q1 13). The net interest margin was down 9bps to 128bps primarily reflecting reduced contribution from structural hedges. The customer asset margin increased 11bps to 120bps driven by higher customer margin on newly written mortgages

—

Credit impairment charges increased £61m to £259m due to provision releases in 2012 relating to unsecured lending and mortgages. 90 day arrears rates on UK personal loans improved to 1.2% (2012: 1.4%) with arrears rates on home loans flat at 0.3%

—

Adjusted operating expenses were flat at £2,159m after absorbing costs to achieve Transform of £56m. Statutory operating expenses decreased 6% to £2,819m (2012: £3,009m) due to the lower provision for PPI redress of £660m (2012: £850m)

—	Adjusted profit before tax improved 3% to £983m. Statutory profit before tax improved by £223m to £323m principally due to the lower provision for PPI redress

1	Adjusted attributable profit includes profit after tax and non-controlling interests.
2	Adjusting item recorded in Operating Expenses.

Barclays PLC	9

Results by Business

Q3 13 compared to Q2 13

—	Adjusted profit before tax improved 5% to £351m. Statutory profit before tax improved by £678m to £351m reflecting the provision for PPI redress taken in Q2 13

—

Loans and advances to customers were broadly in line at £135.5bn (30 June 2013: £135.4bn) including Barclays Direct assets of £4.9bn (30 June 2013: £5.3bn). Customer deposits were broadly in line at £133.3bn (30 June 2013: £133.2bn) reflecting a continued reduction in the portfolio acquired as part of the ING Direct UK acquisition to £7.4bn (30 June 2013: £9.8bn), offset by an increase in non-ING Direct UK customer deposits of 2%

—	Total assets decreased 2% to £156.9bn primarily reflecting a reduction of liquidity pool assets

—	RWAs have remained broadly flat at £43.2bn

Barclays PLC	10

Results by Business

Europe Retail and Business Banking	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	512	547	(6)
Credit impairment charges and other provisions	(209)	(183)	14
Net operating income	303	364	(17)
Operating expenses (excluding costs to achieve Transform)	(625)	(602)	4
Costs to achieve Transform	(357)	-
Operating expenses	(982)	(602)	63
Other net (expense)/ income	(136)	9
Loss before tax	(815)	(229)
Attributable loss[1]	(629)	(198)

Performance Measures
Return on average equity	(39.2%)	(12.2%)
Return on average risk weighted assets	(4.9%)	(1.6%)
Cost: income ratio	192%	110%
Loan loss rate (bps)	71	61

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	38.2	39.8
Customer deposits	16.7	17.5
Total assets	45.8	48.7
Risk weighted assets	16.8	16.7

2013 compared to 2012

—

Income declined by 6% to £512m reflecting actions taken to reduce the volume of new assets written, particularly in Spain and Italy, to address the continuing economic challenges across Europe, partially offset by an increase due to foreign currency movements. The net interest margin was broadly in line at 79bps (2012: 78bps)

—

Credit impairment charges increased by £26m to £209m principally due to foreign currency movements, and higher impairment balances against forbearance and higher risk mortgage customers, reflecting the current economic conditions across Europe. The overall 90 day arrears rate reduced slightly to 91bps (2012: 93bps)

—

Operating expenses increased £380m to £982m primarily reflecting costs to achieve Transform of £357m, relating to restructuring costs to significantly downsize the distribution network, with the remaining increase driven by foreign currency movements

—	Other net expense increased £145m to £136m due to a valuation adjustment recognised in respect of contractual obligations to trading partners, based in locations affected by our restructuring plans

—	Loss before tax increased to £815m (2012: £229m) principally due to costs to achieve Transform and an increase in other net expense

Q3 13 compared to Q2 13

—	Loss before tax decreased to £106m (Q2 13: £247m) largely as a result of the decrease in other net expense

—	Income reduced 9% to £160m with seasonality driving reduced sales of mortgages and investment products

—

Loans and advances reduced 4% to £38.2bn due to actions taken to reduce the volume of new assets written. Customer deposits reduced 5% to £16.7bn due to customer attrition driven by continued competitive pressure

—	Total assets reduced 6% to £45.8bn principally due to a reduction in loans and advances and foreign currency movements

—	RWAs remained broadly flat at £16.8bn, driven by a reduction in exposures and depreciation of EUR against GBP, offset by a change in risk profile driven by market conditions

1	Attributable loss includes loss after tax and non-controlling interests.

Barclays PLC	11

Results by Business

Africa Retail and Business Banking	Nine Months Ended	Nine Months Ended
Income Statement Information	30.09.13 £m	30.09.12 £m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,995	2,207	(10)
Credit impairment charges and other provisions	(265)	(490)	(46)
Net operating income	1,730	1,717	1
Operating expenses (excluding costs to achieve Transform)	(1,380)	(1,505)	(8)
Costs to achieve Transform	(11)	-
Operating expenses	(1,391)	(1,505)	(8)
Other net income	5	5	-
Profit before tax	344	217	59
Attributable profit/(loss)[1]	42	(1)

Performance Measures
Return on average equity	2.4%	(0.0%)
Return on average risk weighted assets	1.1%	0.6%
Cost: income ratio	70%	68%
Loan loss rate (bps)	134	203

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	25.8	27.6
Customer deposits	17.4	18.2
Total assets	35.6	37.5
Risk weighted assets	24.1	25.5

2013 compared to 2012

—

Based on average rates the ZAR depreciated against GBP by 15% on 2012. The deterioration was a significant contributor to the movement in the reported results. Other currency movements are considered insignificant

—

Income declined 10% to £1,995m driven by foreign currency movements, partially offset by fair value adjustments on the commercial property finance portfolio in the prior year. Excluding these items income remained broadly steady despite pressure on transaction volumes in a subdued economic environment. The net interest margin was down 7bps to 314bps through a decrease in the customer asset margin and reduced contribution from structural hedges

—

Credit impairment charges decreased by 46% to £265m driven by foreign currency movements, in addition to lower charges in the South African home loans recovery book and business banking portfolio. The 90 day arrears rates on home loans improved to 0.7% (2012: 2.2%). These lower charges were partly offset by a slight deterioration in the South African unsecured lending portfolio, which was reflective of the challenging economic environment. 90 day arrears rates on unsecured lending remained broadly in line at 3.3% (2012: 3.4%)

—	Operating expenses decreased 8% to £1,391m. On a constant currency basis, costs remained well contained given inflation in South Africa of approximately 6%

—

Profit before tax increased 59% to £344m, despite currency depreciation, primarily due to higher 2012 provisions on the South African home loans recovery book and fair value adjustments on the commercial property finance portfolio in the prior year

Q3 13 compared to Q2 13

—

The closing ZAR rate depreciated against GBP by 7% from 30 June 2013. The deterioration was a significant contributor to the movement in the reported results. Other currency movements are considered insignificant

—	Profit before tax increased to £132m (Q2 13: £131m), despite continued depreciation of the ZAR, driven by lower credit impairment charges in the South African home loans recovery book

—

Loans and advances to customers decreased 7% to £25.8bn and customer deposits decreased 4% to £17.4bn mainly due to foreign currency movements. On a constant currency basis loans and advances were broadly in line, while customer deposits grew following new products launched

—	Total assets decreased 5% to £35.6bn. On a constant currency basis total assets were broadly in line

—	RWAs decreased 5% to £24.1bn, primarily driven by the depreciation of ZAR against GBP

1	Attributable profit/(loss) includes profit after tax and non-controlling interests.

Barclays PLC	12

Results by Business

Barclaycard	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Statutory basis
Total income net of insurance claims	3,566	3,204	11
Credit impairment charges and other provisions	(950)	(763)	25
Net operating income	2,616	2,441	7
Operating expenses	(2,162)	(1,468)	47
Other net income	28	24	17
Statutory profit before tax	482	997	(52)

Adjusted basis
Total income net of insurance claims	3,566	3,204	11
Credit impairment charges and other provisions	(950)	(763)	25
Net operating income	2,616	2,441	7
Operating expenses (excluding costs to achieve Transform)	(1,461)	(1,318)	11
Costs to achieve Transform	(11)	-
Operating expenses	(1,472)	(1,318)	12
Other net income	28	24
Adjusted profit before tax	1,172	1,147	2
Adjusted attributable profit[1]	791	763	4

Adjusting items
Provision for PPI redress[2]	690	150

Performance Measures
Adjusted return on average equity	19.4%	20.8%
Adjusted return on average risk weighted assets	3.0%	3.2%
Adjusted cost: income ratio	41%	41%
Return on average equity	6.7%	17.7%
Return on average risk weighted assets	1.2%	2.8%
Cost: income ratio	61%	46%
Loan loss rate (bps)	347	302

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	34.6	34.7
Customer deposits	4.8	4.5
Total assets	38.1	39.2
Risk weighted assets	38.7	38.8

2013 compared to 2012

—

Income increased 11% to £3,566m reflecting continued net lending growth across the business, lower impact from structural hedges and contributions from 2012 acquisitions. The customer asset margin remained broadly stable at 9.45% (2012: 9.52%)

—

Credit impairment charges increased 25% to £950m driven by higher assets, including the impact of portfolio acquisitions, and non-recurrence of provision releases in 2012. While the loan loss rate increased in South Africa to 545 bps (2012: 194 bps) reflecting a change in product mix following recent acquisitions and the challenging economic environment, the loan loss rates in UK and US consumer credit cards remained stable at 374bps (2012: 361 bps) and 291 bps (2012: 293 bps), respectively. 30 day arrears rates for consumer cards in UK were down 10bps to 2.4%, in the US were down 40bps to 2.1% and in South Africa were up 380bps to 8.7%

—

Adjusted operating expenses increased 12% to £1,472m reflecting business growth including 2012 portfolio acquisitions and higher operating losses. Statutory operating expenses increased 47% to £2,162m due to the increase in the provision for PPI redress of £540m to £690m

—	Adjusted profit before tax increased 2% to £1,172m, while statutory profit before tax decreased to £482m (2012: £997m) due to the provision for PPI redress

1	Adjusted attributable profit includes profit after tax and non-controlling interests.

2	Adjusting item recorded in Operating expenses.

Barclays PLC	13

Results by Business

Q3 13 compared to Q2 13

—	Adjusted profit before tax decreased 4% to £397m driven by higher operating expenses. Statutory profit before tax improved by £675m to £397m reflecting the provision for PPI redress taken in Q2 13

—

Loans and advances to customers remained stable at £34.6bn (30 June 2013: £34.7bn) reflecting business growth, offset by the impact of depreciation of USD against GBP. Customer deposits increased to £4.8bn (30 June 2013: £4.5bn) due to funding initiatives in the US and Germany

—	Total Assets decreased by £1.1bn to £38.1bn driven by a reduction in non-customer assets

—	RWAs remained broadly flat at £38.7bn

Barclays PLC	14

Results by Business

Investment Bank	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Macro Products[1]	2,485	3,224	(23)
Credit Products[1]	1,951	2,142	(9)
Exit Quadrant Assets[1]	72	389	(81)
Fixed Income, Currency and Commodities	4,508	5,755	(22)
Equities and Prime Services	2,176	1,729	26
Investment Banking	1,611	1,517	6
Principal Investments and Other Income	289	180	61
Total income	8,584	9,181	(7)
Credit impairment charges and other provisions	(206)	(205)
Net operating income	8,378	8,976	(7)
Operating expenses (excluding costs to achieve Transform)	(5,373)	(5,781)	(7)
Costs to achieve Transform	(175)	-
Operating expenses	(5,548)	(5,781)	(4)
Other net income	22	35	(37)
Profit before tax	2,852	3,230	(12)
Attributable profit[2]	1,810	2,090	(13)

Performance Measures
Return on average equity	12.3%	13.0%
Return on average risk weighted assets	1.5%	1.6%
Cost: income ratio	65%	63%
Compensation: income ratio	41%	40%
Loan loss rate (bps)	17	15

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to banks and customers at amortised cost[3]	160.4	186.6
Customer deposits[3]	101.8	117.4
Total assets	935.2	1,043.8
Risk weighted assets	157.2	168.8

2013 compared to 2012

—	Total income decreased 7% to £8,584m, including a reduction of £317m relating to Exit Quadrant Assets

–	FICC income decreased 22% to £4,508m

–

Macro Products and Credit Products income decreased 23% and 9% to £2,485m and £1,951m respectively, reflecting the market impact due to uncertainty around central banks’ tapering of quantitative easing programmes. Europe and US were particularly impacted, whilst Asia benefitted from improved currency income. The prior year benefited from the European Long Term Refinancing Operation (LTRO) in Q1 12, and the ECB bond buying programme and reduced benchmark interest rate in Q3 12

–

Exit Quadrant Assets income reduced £317m to £72m as the disposal of exit assets accelerated throughout 2013, with the prior year benefitting from gains on US residential mortgage assets and sale of and gains on US commercial real estate assets

–	Equities and Prime Services income increased 26% to £2,176m, reflecting commission gains, due to improved market confidence and higher client activity in Prime Services

–	Investment Banking income increased 6% to £1,611m driven by equity and debt underwriting, due to increased client activity and favourable market conditions

–

Principal Investments and Other income of £289m included a fair value adjustment of £259m as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

1	Macro Products represent Rates, Currency and Commodities income. Credit Products represent Credit and Securitised Product income. Exit Quadrant Assets consist of the Investment Bank Exit Quadrant business units as detailed on page 27.
2	Attributable profit includes profit after tax and non-controlling interests.
3	As at 30 September 2013 loans and advances included £124.2bn of loans and advances to customers (including settlement balances of £50.4bn and cash collateral of £34.7bn) and loans and advances to banks of £36.2bn (including settlement balances of £9.5bn and cash collateral of £14.3bn). Customer deposits included £50.2bn relating to settlement balances and £26.6bn relating to cash collateral.

Barclays PLC	15

Results by Business

—	Net credit impairment charges of £206m (2012: £205m) driven by a charge against a single name exposure in Q2 13

—

Operating expenses reduced 4% to £5,548m, including £175m of costs to achieve Transform related to restructuring. The reduction in operating expenses was driven by the ongoing cost savings partially offset by £257m of costs relating to infrastructure improvement, including investments to meet the requirements of the Dodd-Frank Act, CRD IV and other regulatory reporting change projects. 2012 included a £193m penalty relating to the setting of inter-bank offered rates

—	Including costs to achieve Transform, cost: income ratio increased 2% to 65%. Compensation: income ratio increased to 41% (2012: 40%)

—	Profit before tax decreased 12% to £2,852m

Q3 13 compared to Q3 12

—	Income decreased 22% to £2,111m, including a reduction of £242m relating to Exit Quadrant Assets

–

FICC income decreased 44% to £940m, reflecting lower activity in Macro and Credit Products driven by market declines due to uncertainty around central banks tapering of quantitative easing programmes, with the US being the most impacted region. There were losses of £16m (Q3 12: gains of £226m) related to accelerated disposals of Exit Quadrant Assets, with the prior year including gains on US residential mortgage assets

–	Equities and Prime Services income increased 23% to £645m driven by stronger performances in cash equities and equity derivatives as markets improved on prior year

–

Investment Banking income increased 6% to £525m as improved fee income in financial advisory and increased deal issuance for equity underwriting were partially offset by declines in debt underwriting activity

—

Operating expenses decreased 6% to £1,628m as lower performance costs were partially offset by expenditure of £94m on infrastructure improvement including investments to meet regulatory requirements, including the Dodd-Frank Act and CRD IV

—	Profit before tax decreased 53% to £463m

Q3 13 compared to Q2 13

—	Income decreased 30% to £2,111m

–

FICC income decreased 32% to £940m primarily reflecting lower activity in Macro Products driven by a decrease in client flow across the Rates, Commodities and Currency businesses, due to the impact of market uncertainty around central banks’ tapering of quantitative easing programmes

–	Equities and Prime Services income decreased 22% to £645m as performance was impacted by the seasonal slowdown

–	Investment Banking income decreased 1% to £525m, reflecting lower debt and equity underwriting partially offset by increased financial advisory activity

–

Principal Investments and Other income declined significantly due to a one-off gain in the second quarter of £259m relating to a fair value adjustment as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition

—	Net credit impairment charges improved to £25m (Q2 13: £195m) as the prior quarter reflected a charge against a single name exposure

—	Operating expenses decreased 7% to £1,628m (Q2 13: £1,750m) including a £47m reduction in costs to achieve Transform to £6m

—	Profit before tax decreased 57% to £463m

—

Total Assets decreased by £108.6bn to £935.2bn, primarily reflecting decreases in reverse repurchase agreements, settlement balances and derivative financial instruments, in addition to the strengthening of GBP against USD and EUR

—

RWAs decreased 7% to £157.2bn, driven by Exit Quadrant RWAs, the strengthening of GBP against USD and EUR, and a reduction in sovereign exposures. CRD IV RWAs reduced 8% to £234bn, including a reduction in Exit Quadrant RWAs of £15bn

Barclays PLC	16

Results by Business

Corporate Banking	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Statutory Basis
Total income net of insurance claims	2,351	2,300	2
Credit impairment charges and other provisions	(376)	(645)	(42)
Net operating income	1,975	1,655	19
Operating expenses	(1,949)	(1,710)	14
Other net income	2	4
Statutory profit/(loss) before tax	28	(51)

Adjusted basis
Total income net of insurance claims	2,351	2,300	2
Credit impairment charges and other provisions	(376)	(645)	(42)
Net operating income	1,975	1,655	19
Operating expenses (excluding costs to achieve Transform)	(1,245)	(1,260)	(1)
Costs to achieve Transform	(54)	-
Operating expenses	(1,299)	(1,260)	3
Other net income	2	4
Adjusted profit before tax	678	399	70
Adjusted attributable profit[1]	454	208	118

Adjusting items
Provision for interest rate hedging products redress[2]	650	450

Performance Measures
Adjusted return on average equity	7.7%	3.5%
Adjusted return on average risk weighted assets	1.0%	0.5%
Adjusted cost: income ratio	55%	55%
Return on average equity	(0.7%)	(2.2%)
Return on average risk weighted assets	0.1%	(0.1%)
Cost: income ratio	83%	74%
Loan loss rate (bps)	74	126

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	61.3	62.7
Loans and advances to customers at fair value	16.2	16.3
Customer deposits	105.4	106.7
Total assets	112.6	120.4
Risk weighted assets	70.5	73.1

2013 compared to 2012

—

Total income increased 2% to £2,351m reflecting an increase in UK income, partially offset by a reduction in gains on fair value items to £45m (2012: £61m), principally related to the Education, Social Housing and Local Authority portfolio, and non-recurring income from a reduction in Exit Quadrant assets in Europe and previously exited businesses. The net interest margin was broadly in line at 124bps (2012: 126bps), as reduced customer liability margin was largely offset by an increase in customer asset margin

—	Credit impairment charges reduced 42% to £376m largely driven by UK and Europe. Loan loss rates improved to 74bps (2012: 126bps)

–	UK impairment reduced by £91m to £126m, reflecting reduced impairment against large corporate clients

–	Europe impairment charges reduced by £168m to £248m, following ongoing action to reduce exposure to the property and construction sector in Spain

1	Adjusted attributable profit includes profit after tax and non-controlling interests.

2	Adjusting item recorded in Operating expenses.

Barclays PLC	17

Results by Business

—

Adjusted operating expenses increased 3% to £1,299m, driven by costs to achieve Transform of £54m related to restructuring costs in Europe and Rest of the World. Statutory operating expenses increased 14% to £1,949m after charging an additional £650m provision for interest rate hedging products redress (2012: £450m)

—	Adjusted profit before tax increased 70% to £678m; driven by

–	UK adjusted profit before tax increased 26% to £799m driven by increased income and lower credit impairment charges

–

Europe loss before tax reduced by 27% to £217m principally due to improved credit impairment charges, partially offset by costs to achieve Transform and lower income reflecting the impact of exited business lines

–	Rest of the World profit before tax increased by 52% to £96m, reflecting reduced operating expenses

—	Statutory profit before tax increased to £28m (2012: loss of £51m) after the provision for interest rate hedging products redress

Q3 13 compared to Q2 13

—

Adjusted profit before tax increased 26% to £276m, reflecting reduced operating expenses, an increase in UK income and reduced credit impairment charges in the UK and Europe, partially offset by a reduction in gains on fair value items to £1m (Q2 13 £12m). Statutory profit before tax increased to £276m (Q2 13: loss of £431m) after charging the additional provision for interest rate hedging products redress in Q2 13

—

Loans and advances to customers declined 2% to £61.3bn driven by a reduction in client financing requirements in the UK and the rundown of Exit Quadrant assets in Europe. Customer deposits were broadly in line at £105.4bn (30 June 2013: £106.7bn)

—	Total assets decreased £7.8bn to £112.6bn reflecting a reduction of liquidity pool assets

—	RWAs decreased 4% to £70.5bn driven primarily by the depreciation of the EUR against GBP and a reduction in Exit Quadrant RWAs

Barclays PLC	18

Results by Business

Wealth and Investment Management	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m	% Change
Adjusted and statutory basis
Total income net of insurance claims	1,380	1,337	3
Credit impairment charges and other provisions	(88)	(25)
Net operating income	1,292	1,312	(2)
Operating expenses (excluding costs to achieve Transform)	(1,171)	(1,144)	2
Costs to achieve Transform	(77)	-
Operating expenses	(1,248)	(1,144)	9
Other net income	10	1
Adjusted and statutory profit before tax	54	169	(68)
Adjusted and statutory attributable profit[1]	31	126	(75)

Performance Measures
Return on average equity	1.8%	8.6%
Return on average risk weighted assets	0.3%	1.4%
Cost: income ratio	90%	86%
Loan loss rate (bps)	51	16

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Loans and advances to customers at amortised cost	22.2	22.6
Customer deposits	62.1	62.8
Total assets	36.0	36.5
Risk weighted assets	17.0	17.0
Total client assets	202.0	202.8

2013 compared to 2012

—

Income increased 3% to £1,380m, driven by the Americas and Asia regions. The net interest margin was down 20bps to 104bps primarily reflecting reduced contributions from structural hedges and reduced customer liability margin. Customer asset margin increased 19bps to 83bps

—

Credit impairment charges increased £63m to £88m, largely reflecting the impact of deterioration of exposures on historical cases primarily in Europe. Q2 13 included a charge of £15m relating to secured lending on Spanish property

—	Operating expenses increased 9% to £1,248m largely reflecting costs to achieve Transform of £77m and the customer remediation provision in Q2 13 of £22m

—	Profit before tax decreased 68% to £54m primarily driven by costs to achieve Transform, customer remediation provision and increased impairment charges

Q3 13 compared to Q2 13

—

Profit before tax increased £20m to £7m (Q2 13: loss of £13m) primarily due to the non-recurrence of the customer remediation provision, partially offset by an increase in costs to achieve Transform of £11m to £44m

—	Loans and advances to customers of £22.2bn and customer deposits of £62.1bn were broadly in line, as growth driven by the High Net Worth businesses was offset by foreign currency movements

—	Total Assets were broadly in line at £36.0bn (2013: £36.5) and RWAs remained flat at £17.0bn

—	Client Assets were broadly in line at £202.0bn (2013: £202.8bn)

1	Adjusted and statutory attributable profit includes profit after tax and non-controlling interests.

Barclays PLC	19

Results by Business

Head Office and Other Operations	Nine Months Ended	Nine Months Ended
	30.09.13	30.09.12
Income Statement Information	£m	£m
Statutory basis
Total (expense)/income net of insurance claims	(371)	(3,381)
Credit impairment charges and other provisions	-	(6)
Net operating income	(371)	(3,387)
Operating expenses	(45)	(104)
Other net income	(1)	20
Statutory loss before tax	(417)	(3,471)

Adjusted basis
Total (expense)/income net of insurance claims	(246)	411
Credit impairment charges and other provisions	-	(6)
Net operating (expense)/income	(246)	405
Operating expenses	(45)	(104)
Other net income	(1)	20
Adjusted (loss)/profit before tax	(292)	321
Adjusted attributable (loss)/profit[1]	(461)	84

Adjusting items
Own credit[2]	125	4,019
Gain on disposal of BlackRock investment[2]	-	(227)

	As at 30.09.13	As at 30.06.13
Balance Sheet Information	£bn	£bn
Total assets	44.7	47.2
Risk weighted assets	3.4	3.7

2013 compared to 2012

—	Adjusted income declined to a net expense of £246m (2012: income of £411m), predominately due to the non-recurrence of gains related to hedges of employee share awards in Q1 12 of £235m and the residual net expense from treasury operations. Statutory income improved to a net expense of £371m (2012: net expense of £3,381m) due to the reduced impact of the own credit charge of £125m (2012: charge of £4,019m) and the non-recurrence of the £227m gain on disposal of BlackRock investment in 2012.

—	Operating expenses decreased to £45m (2012: £104m), driven by the non-recurrence of the £97m penalty arising from the industry wide investigation into the setting of inter-bank offered rates recognised in H1 12, offset by an increase in legal costs relating to regulatory investigations, in addition to costs from the Transform programme and Salz review

—	Adjusted loss before tax increased to £292m (2012: profit of £321m). Statutory loss before tax improved to £417m (2012: £3,471m) including an own credit charge of £125m (2012: £4,019m) and the non-recurrence of the £227m gain on disposal of BlackRock investment in 2012

Q3 13 compared to Q2 13

—	Adjusted loss before tax increased to £135m (Q2 13: £104m) driven by the ongoing impact of the raising of customer deposits across the Group, partially offset by a gain on debt buy back

—	Statutory loss before tax increased to £346m (Q2 13: profit of £233m) including an own credit charge of £211m (Q2 13: gain of £337m)

—	Total assets decreased 5% to £44.7bn and RWAs decreased 8% to £3.4bn, primarily reflecting a reduction of group liquidity pool assets

1	Adjusted attributable (loss)/profit includes loss after tax and non-controlling interests.
2	Adjusting item recorded in Total (expense)/income net of insurance claims.

Barclays PLC	20

Appendix I – Quarterly Results Summary

Barclays Results by Quarter	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m

Statutory basis
Total income net of insurance claims	6,234	7,674	7,483	6,307	5,928	7,286	5,488	7,080
Credit impairment charges and other provisions	(722)	(925)	(706)	(825)	(805)	(926)	(784)	(951)

Net operating income	5,512	6,749	6,777	5,482	5,123	6,360	4,704	6,129
Operating expenses	(4,363)	(6,485)	(5,296)	(5,690)	(5,053)	(5,005)	(5,265)	(5,316)
Other net income	25	(122)	54	43	21	41	36	(27)

Statutory profit/(loss) before tax	1,174	142	1,535	(165)	91	1,396	(525)	786
Statutory profit/(loss) after tax	728	39	1,044	(364)	(13)	943	(385)	581

Attributable to:

Equity holders of the parent	511	(168)	839	(589)	(183)	746	(598)	335
Non-controlling interests	217	207	205	225	170	197	213	246

Adjusted basis
Total income net of insurance claims	6,445	7,337	7,734	6,867	7,002	7,384	8,108	6,213
Credit impairment charges and other provisions	(722)	(925)	(706)	(825)	(805)	(926)	(784)	(951)

Net operating income	5,723	6,412	7,028	6,042	6,197	6,458	7,324	5,262

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(4,262)	(4,359)	(4,782)	(4,345)	(4,353)	(4,555)	(4,965)	(4,441)
Costs to achieve Transform	(101)	(126)	(514)	-	-	-	-	-
UK bank levy	-	-	-	(345)	-	-	-	(325)

Operating expenses	(4,363)	(4,485)	(5,296)	(4,690)	(4,353)	(4,555)	(4,965)	(4,766)
Other net income	25	(122)	54	43	21	41	36	5

Adjusted profit before tax	1,385	1,805	1,786	1,395	1,865	1,944	2,395	501

Adjusting items

Own credit[1]	211	(337)	251	560	1,074	325	2,620	263
Gains on debt buy-backs[1]	-	-	-	-	-	-	-	(1,130)
Gain on disposal of BlackRock investment[1]	-	-	-	-	-	(227)	-	-
Provision for PPI redress[2]	-	1,350	-	600	700	-	300	-
Provision for interest rate hedging products redress[1]	-	650	-	400	-	450	-	-
Goodwill impairment[2]	-	-	-	-	-	-	-	550
Losses on acquisitions and disposals[3]	-	-	-	-	-	-	-	32

Adjusted basic earnings per share	5.7p	8.1p	8.1p	7.2p	8.3p	9.2p	13.2p	1.0p
Adjusted cost: income ratio	68%	61%	68%	68%	62%	62%	61%	77%
Basic earnings/(loss) per share	4.0p	(1.4p)	6.7p	(4.8p)	(1.5p)	6.1p	(4.9p)	2.8p
Cost: income ratio	70%	85%	71%	90%	85%	69%	96%	75%

1	Adjusting item recorded in Total income net of insurance claims.
2	Adjusting item in Operating expenses.
3	Adjusting item recorded in Other net income.

Barclays PLC	21

Appendix I – Quarterly Results Summary

UK Retail and Business Banking	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m

Statutory basis
Total income net of insurance claims	1,172	1,135	1,067	1,077	1,123	1,118	1,066	1,129
Credit impairment charges and other provisions	(81)	(89)	(89)	(71)	(76)	(46)	(76)	(156)

Net operating income	1,091	1,046	978	1,006	1,047	1,072	990	973
Operating expenses	(739)	(1,376)	(704)	(1,065)	(1,239)	(713)	(1,057)	(812)
Other net (expense)/ income	(1)	3	25	4	-	1	(1)	1

Statutory profit before tax	351	(327)	299	(55)	(192)	360	(68)	162

Adjusted basis
Total income net of insurance claims	1,172	1,135	1,067	1,077	1,123	1,118	1,066	1,129
Credit impairment charges and other provisions	(81)	(89)	(89)	(71)	(76)	(46)	(76)	(156)

Net operating income	1,091	1,046	978	1,006	1,047	1,072	990	973

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(710)	(689)	(704)	(718)	(689)	(713)	(757)	(790)
Costs to achieve Transform	(29)	(27)	-	-	-	-	-	-
UK bank levy	-	-	-	(17)	-	-	-	(22)

Operating expenses	(739)	(716)	(704)	(735)	(689)	(713)	(757)	(812)
Other net income/(expense)	(1)	3	25	4	-	1	(1)	1

Adjusted profit before tax	351	333	299	275	358	360	232	162

Adjusting items

Provision for PPI redress[1]	-	660	-	330	550	-	300	-

Europe Retail and Business Banking

Statutory basis
Total income net of insurance claims	160	176	176	161	168	191	188	198
Credit impairment charges and other provisions	(67)	(72)	(70)	(74)	(58)	(71)	(54)	(65)

Net operating income	93	104	106	87	110	120	134	133
Operating expenses	(204)	(207)	(571)	(205)	(193)	(200)	(209)	(738)
Other net income/(expense)	5	(144)	3	4	2	4	3	2

Statutory (loss)/profit before tax	(106)	(247)	(462)	(114)	(81)	(76)	(72)	(603)

Adjusted basis
Total income net of insurance claims	160	176	176	161	168	191	188	198
Credit impairment charges and other provisions	(67)	(72)	(70)	(74)	(58)	(71)	(54)	(65)

Net operating income	93	104	106	87	110	120	134	133

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(203)	(207)	(215)	(185)	(193)	(200)	(209)	(290)
Costs to achieve Transform	(1)	-	(356)	-	-	-	-	-
UK bank levy	-	-	-	(20)	-	-	-	(21)

Operating expenses	(204)	(207)	(571)	(205)	(193)	(200)	(209)	(311)
Other net income	5	(144)	3	4	2	4	3	2

Adjusted (loss)/profit before tax	(106)	(247)	(462)	(114)	(81)	(76)	(72)	(176)

Adjusting items

Goodwill impairment[1]	-	-	-	-	-	-	-	427

1	Adjusting item recorded in Operating expenses.

Barclays PLC	22

Appendix I – Quarterly Results Summary

Africa Retail and Business Banking	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m

Adjusted and statutory basis
Total income net of insurance claims	643	684	668	721	714	729	764	806
Credit impairment charges and other provisions	(57)	(94)	(114)	(142)	(176)	(208)	(106)	(86)

Net operating income	586	590	554	579	538	521	658	720

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(454)	(452)	(474)	(455)	(506)	(471)	(528)	(468)
Costs to achieve Transform	(2)	(9)	-	-	-	-	-	-
UK bank levy	-	-	-	(24)	-	-	-	(23)

Operating expenses	(456)	(461)	(474)	(479)	(506)	(471)	(528)	(491)
Other net income	2	2	1	5	2	1	2	2

Profit before tax	132	131	81	105	34	51	132	231

Barclaycard

Statutory basis
Total income net of insurance claims	1,223	1,190	1,153	1,140	1,092	1,079	1,033	1,037
Credit impairment charges and other provisions	(334)	(313)	(303)	(286)	(271)	(242)	(250)	(287)

Net operating income	889	877	850	854	821	837	783	750
Operating expenses	(504)	(1,162)	(496)	(794)	(582)	(441)	(445)	(494)
Other net income	12	7	9	5	7	8	9	5

Statutory profit/(loss) before tax	397	(278)	363	65	246	404	347	261

Adjusted basis
Total income net of insurance claims	1,223	1,190	1,153	1,140	1,092	1,079	1,033	1,037
Credit impairment charges and other provisions	(334)	(313)	(303)	(286)	(271)	(242)	(250)	(287)

Net operating income	889	877	850	854	821	837	783	750

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(498)	(467)	(496)	(508)	(432)	(441)	(445)	(478)
Costs to achieve Transform	(6)	(5)	-	-	-	-	-	-
UK bank levy	-	-	-	(16)	-	-	-	(16)

Operating expenses	(504)	(472)	(496)	(524)	(432)	(441)	(445)	(494)
Other net income	12	7	9	5	7	8	9	5

Adjusted profit before tax	397	412	363	335	396	404	347	261

Adjusting items

Provision for PPI redress[1]	-	690	-	270	150	-	-	-

1	Adjusting item recorded in Operating expenses.

Barclays PLC	23

Appendix I – Quarterly Results Summary

Investment Bank	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m

Adjusted and statutory basis
Macro Products	472	900	1,113	800	748	1,040	1,436	563
Credit Products	484	508	959	505	701	665	776	490
Exit Quadrant Assets	(16)	(30)	118	189	226	56	107	(120)

Fixed Income, Currency and Commodities	940	1,378	2,190	1,494	1,675	1,761	2,319	933
Equities and Prime Services	645	825	706	454	523	615	591	300
Investment Banking	525	528	558	620	493	509	515	518
Principal Investments and Other Income	1	279	9	26	30	139	11	36

Total income	2,111	3,010	3,463	2,594	2,721	3,024	3,436	1,787

Credit impairment (charges)/ releases and other provisions	(25)	(195)	14	1	(3)	(121)	(81)	(89)

Net operating income	2,086	2,815	3,477	2,595	2,718	2,903	3,355	1,698

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(1,622)	(1,697)	(2,054)	(1,644)	(1,737)	(1,849)	(2,195)	(1,527)
Costs to achieve Transform	(6)	(53)	(116)	-	-	-	-	-
UK bank levy	-	-	-	(206)	-	-	-	(199)

Operating expenses	(1,628)	(1,750)	(2,170)	(1,850)	(1,737)	(1,849)	(2,195)	(1,726)
Other net income/(expense)	5	9	8	15	7	6	22	(4)

Profit/(loss) before tax	463	1,074	1,315	760	988	1,060	1,182	(32)

Corporate Banking

Statutory basis
Total income net of insurance claims	799	780	772	746	717	734	849	753
Credit impairment charges and other provisions	(118)	(128)	(130)	(240)	(214)	(223)	(208)	(252)

Net operating income	681	652	642	506	503	511	641	501
Operating expenses	(406)	(1,084)	(459)	(851)	(421)	(852)	(437)	(635)
Other net income/(expense)	1	1	-	6	6	(1)	(1)	(8)

Statutory profit/(loss) before tax	276	(431)	183	(339)	88	(342)	203	(142)

Adjusted basis
Total income net of insurance claims	799	780	772	746	717	734	849	753
Credit impairment charges and other provisions	(118)	(128)	(130)	(240)	(214)	(223)	(208)	(252)

Net operating income	681	652	642	506	503	511	641	501

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(393)	(430)	(422)	(412)	(421)	(402)	(437)	(469)
Costs to achieve Transform	(13)	(4)	(37)	-	-	-	-	-
UK bank levy	-	-	-	(39)	-	-	-	(43)

Operating expenses	(406)	(434)	(459)	(451)	(421)	(402)	(437)	(512)
Other net income/(expense)	1	1	-	6	6	(1)	(1)	1

Adjusted profit/(loss) before tax	276	219	183	61	88	108	203	(10)

Adjusting items

Goodwill impairment[1]	-	-	-	-	-	-	-	123
Provision for interest rate hedging products redress[1]	-	650	-	400	-	450	-	-
Losses on disposal[2]	-	-	-	-	-	-	-	9

1	Adjusting item recorded in Operating expenses.
2	Adjusting item recorded in Other net income/(expense).

Barclays PLC	24

Appendix I – Quarterly Results Summary

Wealth and Investment Management	Q313 £m	Q213 £m	Q113 £m	Q412 £m	Q312 £m	Q212 £m	Q112 £m	Q411 £m

Adjusted and statutory basis
Total income net of insurance claims	449	462	469	483	443	442	452	453
Credit impairment charges and other provisions	(39)	(35)	(14)	(13)	(6)	(12)	(7)	(10)

Net operating income	410	427	455	470	437	430	445	443

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(361)	(410)	(400)	(361)	(369)	(380)	(395)	(398)
Costs to achieve Transform	(44)	(33)	-	-	-	-	-	-
UK bank levy	-	-	-	(4)	-	-	-	(1)

Operating expenses	(405)	(443)	(400)	(365)	(369)	(380)	(395)	(399)
Other net income/(expense)	2	3	5	-	2	(1)	-	(1)

Profit/(loss) before tax	7	(13)	60	105	70	49	50	43

Head Office and Other Operations

Statutory basis
Total (expense)/income net of insurance claims	(323)	237	(285)	(615)	(1,050)	(30)	(2,301)	916
Credit impairment release/(charge) and other provisions	(1)	1	-	-	(1)	(3)	(2)	(6)

Net operating income	(324)	238	(285)	(615)	(1,051)	(33)	(2,303)	910
Operating expenses	(21)	(2)	(22)	(80)	(6)	(99)	1	(22)
Other net (expense)/income	(1)	(3)	3	3	(5)	23	2	(23)

Statutory (loss)/profit before tax	(346)	233	(304)	(692)	(1,062)	(109)	(2,300)	865

Adjusted basis
Total (expense)/income net of insurance claims	(112)	(100)	(34)	(55)	24	68	319	49

Credit impairment (charges)/releases and other provisions	(1)	1	-	-	(1)	(3)	(2)	(6)

Net operating (expense)/income	(113)	(99)	(34)	(55)	23	65	317	43

Operating expenses (excluding costs to achieve Transform and UK bank levy)	(21)	(7)	(17)	(61)	(6)	(99)	1	(22)
Costs to achieve Transform	-	5	(5)	-	-	-	-	-
UK bank levy	-	-	-	(19)	-	-	-	-

Operating expenses	(21)	(2)	(22)	(80)	(6)	(99)	1	(22)
Other net (expense)/income	(1)	(3)	3	3	(5)	23	2	-

Adjusted (loss)/profit before tax	(135)	(104)	(53)	(132)	12	(11)	320	21

Adjusting items

Own Credit[1]	211	(337)	251	560	1,074	325	2,620	263
Gain on disposal of BlackRock investment[1]	-	-	-	-	-	(227)	-	-
Gains on debt buy-backs[1]	-	-	-	-	-	-	-	(1,130)
Losses on acquisitions and disposals[2]	-	-	-	-	-	-	-	23

1	Adjusting item recorded in Total income net of insurance claims.
2	Adjusting item recorded in Other net (expense)/income.

Barclays PLC	25

Appendix II – Performance Management

Returns on Equity by Business

Returns on average equity and average tangible equity are calculated using annualised profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10.5% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The higher capital level currently held, reflecting the Core Tier 1 capital ratio of 11.3% as at 30 September 2013, is allocated to Head Office and Other Operations. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets.

	Adjusted		Statutory
Return on Average Equity	Nine Months Ended 30.09.13%	Nine Months Ended 30.09.12%	Nine Months Ended 30.09.13%	Nine Months Ended 30.09.12%
UK RBB	12.6	13.0	4.0	0.8
Europe RBB	(39.2)	(12.2)	(39.2)	(12.2)
Africa RBB	2.4	(0.0)	2.4	(0.0)
Barclaycard	19.4	20.8	6.7	17.7
Investment Bank	12.3	13.0	12.3	13.0
Corporate Banking	7.7	3.5	(0.7)	(2.2)
Wealth and Investment Management	1.8	8.6	1.8	8.6
Group excluding Head Office and Other Operations	9.1	10.2	4.8	7.2
Head Office and Other Operations impact	(2.0)	(0.5)	(1.7)	(7.3)
Total	7.1	9.7	3.1	(0.1)

	Adjusted		Statutory
Return on Average Tangible Equity	Nine Months Ended 30.09.13%	Nine Months Ended 30.09.12%	Nine Months Ended 30.09.13%	Nine Months Ended 30.09.12%
UK RBB	22.0	24.4	7.0	1.6
Europe RBB	(43.0)	(13.3)	(43.0)	(13.3)
Africa RBB[1]	8.7	4.4	8.7	4.4
Barclaycard	25.9	28.3	8.9	24.1
Investment Bank	12.8	13.5	12.8	13.5
Corporate Banking	8.1	3.7	(0.7)	(2.3)
Wealth and Investment Management	2.4	12.0	2.4	12.0
Group excluding Head Office and Other Operations	10.9	12.0	6.0	8.5
Head Office and Other Operations impact	(2.5)	(0.5)	(2.4)	(8.6)
Total	8.4	11.5	3.6	(0.1)

1	The return on average tangible equity for Africa RBB has been calculated including amounts relating to Absa Group’s non-controlling interests.

Barclays PLC	26

Appendix II – Performance Management

	Adjusted[1]		Statutory
	Nine months ended	Nine months ended	Nine months ended	Nine months ended
	30.09.13	30.09.12	30.09.13	30.09.12
Profit attributable to equity holders of the parent	£m	£m	£m	£m
UK RBB	751	686	238	44
Europe RBB	(629)	(198)	(629)	(198)
Africa RBB	42	(1)	42	(1)
Barclaycard	791	763	272	650
Investment Bank	1,810	2,090	1,810	2,090
Corporate Banking	454	208	(40)	(132)
Wealth and Investment Management	31	126	31	126
Head Office and Other Operations[2]	(461)	84	(542)	(2,614)
Total	2,789	3,758	1,182	(35)

	Statutory Average Equity[3]		Statutory Average Tangible Equity[3]
	Nine months ended	Nine months ended	Nine months ended	Nine months ended
	30.09.13	30.09.12	30.09.13	30.09.12
	£m	£m	£m	£m
UK RBB	7,932	7,034	4,545	3,740
Europe RBB	2,142	2,170	1,952	1,986
Africa RBB	2,347	2,764	1,073	1,311
Barclaycard	5,447	4,883	4,072	3,596
Investment Bank	19,551	21,363	18,856	20,652
Corporate Banking	7,881	7,889	7,513	7,515
Wealth and Investment Management	2,303	1,943	1,740	1,404
Head Office and Other Operations[2]	3,926	4,345	3,910	4,344
Total[3]	51,529	52,391	43,661	44,548

1

Adjusted profit excludes the post-tax impact of the provision for PPI redress within UKRBB of £660m (2012: £850m) and Barclaycard of £690m (2012: £150m); the provision for interest rate hedging products within Corporate Banking of £650m (2012: £450m); the own credit adjustment within Head Office of £125m income (2012: £3,369m charge) and the £227m gain on disposal of BlackRock investment in 2012 within Head Office.

2	Includes risk weighted assets and capital deductions in Head Office and Other Operations, plus the residual balance of average shareholders’ equity and tangible equity.
3

On an adjusted basis, Group average shareholders’ equity and average shareholders’ tangible equity are £52,396m (2012: £51,517m) and £44,528m (2012: £43,675m) respectively. These adjusted metrics exclude the cumulative impact of own credit charge within Head Office and Other Operations of £867m (2012: £874m) on retained earnings. Head Office adjusted average shareholders’ equity and average shareholders’ tangible equity are £4,793m (2012: £3,471m) and £4,777m (2012: £3,471m) respectively.

Barclays PLC	27

Appendix II – Performance Management

Costs to achieve Transform

—	On 12 February 2013 the Group announced the commencement of a strategic cost management programme targeted at reducing net operating expenditure by £1.7bn by 2015. The programme is being executed and managed through the delivery of rightsizing, industrialisation and innovation initiatives. Rightsizing focuses on restructuring the current cost base to match profitable sources of growth; whilst industrialisation and innovation initiatives seek to invest in technology and new ways of working to reduce future operating costs and enhance customer and client propositions

—	Total costs to achieve Transform for the nine months to 30 September 2013 were £741m, with 87% relating to major restructuring initiatives. The material costs within major restructuring initiatives consist of redundancy, reflecting our priorities to rightsize our Europe RBB operations and the Investment Bank’s operations in Asia and Europe

	Nine months ended 30.09.13
	Major restructuring initiatives	Other Transform costs	Total Costs to Achieve Transform
Costs to Achieve Transform by Business	£m	£m	£m
UK RBB	(16)	(40)	(56)
Europe RBB	(357)	-	(357)
Africa RBB	-	(11)	(11)
Barclaycard	-	(11)	(11)
Investment Bank	(170)	(5)	(175)
Corporate Banking	(48)	(6)	(54)
Wealth and Investment Management	(52)	(25)	(77)
Total Costs to Achieve Transform	(643)	(98)	(741)

Barclays PLC	28

Appendix II – Performance Management

Exit Quadrant Business Units

—

On 12 February 2013, the Group announced as part of its Strategic Review that, following a rigorous bottom-up analysis of each of its businesses based on the attractiveness of the market they operate in and their ability to generate sustainable returns on equity above cost of equity, it would be exiting certain businesses

—	The table below presents selected financial data for these Exit Quadrant businesses

	CRD IV RWAs[1]			Balance Sheet			Nine Months Ended 30.09.13
	As at 30.09.13	As at 30.06.13	As at 31.12.12	As at 30.09.13	As at 30.06.13	As at 31.12.12	Income/ (Expense)	Impairment (charge) / release	Net operating (expense) / income
Corporate Banking	£bn	£bn	£bn	£bn	£bn	£bn	£m	£m	£m
European legacy assets	3.5	4.1	5.0	2.9	3.4	3.9	52	(249)	(197)
Europe RBB
Legacy assets	9.6	9.5	9.7	22.0	23.0	22.9	72	(154)	(82)
Investment Bank
US Residential Mortgages	1.1	0.7	5.3	0.9	1.1	2.2	428	-	428
Commercial Mortgages and Real Estate	1.9	3.0	3.1	2.7	3.9	4.0	118	-	118
Leveraged and Other Loans	6.5	8.4	10.1	7.0	9.6	11.5	(83)	6	(77)
CLOs and Other Insured Assets	4.9	6.5	5.9	12.2	14.1	16.3	(377)	-	(377)
Structured Credit and other	5.6	5.3	9.4	7.1	8.1	8.6	(76)	1	(75)
Monoline Derivatives	0.7	1.8	3.1	0.3	0.3	0.6	62	-	62
Corporate Derivatives	3.2	3.6	8.3	2.4	2.5	3.6	-	-	-
Portfolio Assets	23.9	29.3	45.2	32.6	39.6	46.8	72	7	79
Pre-CRD IV Rates Derivatives Portfolio	16.0	25.5	33.9
Total Investment Bank	39.9	54.8	79.1
Total	53.0	68.4	93.8

30 September 2013 compared to 31 December 2012

—

The estimated CRD IV RWAs of the Exit Quadrant businesses decreased £40.8bn to £53.0bn including reductions of £39.2bn in the Investment Bank. This reflects reductions in Investment Bank portfolio assets of £21.3bn to £23.9bn, relating to US Residential, Leveraged and Other Loans and Structured Credit Portfolios and optimisation initiatives within the derivatives portfolio. Pre CRD IV Rates derivatives RWAs decreased £17.9bn to £16.0bn. RWAs in Corporate Banking and Europe RBB Exit Quadrant portfolios decreased due to continued asset run down

—

The Portfolio Assets balance sheet decreased £14.2bn to £32.6bn driven by net sales and paydowns across asset classes. Income of £72m was primarily driven by gains relating to US Residential Mortgage exposures, partially offset by funding charges on CLOs and Other Insured assets and the acceleration of disposals. Portfolio Assets income reduced to £72m (2012: £389m), largely driven by a reduction in fair value gains on US Residential Mortgages and sale of Commercial Real Estate loans

—

Pre CRD IV Rates portfolio balance sheet assets reduced by £102.4bn to £251.4bn primarily due to interest rate and foreign exchange mark to market adjustments. The exposure would be £231.6bn (2012: £317.3bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Therefore, the net exposure post counterparty netting and cash collateral would be £19.8bn (2012: £36.5bn)

—	Corporate Banking Exit Quadrant balance sheet assets in Europe decreased £1.0bn to £2.9bn largely driven by reductions in Spain and Portugal

30 September 2013 compared to 30 June 2013

—

The estimated CRD IV RWAs of the Exit Quadrant businesses decreased £15.4bn to £53.0bn. This reflects reductions in Investment Bank portfolio assets of £5.4bn to £23.9bn driven by refinancing of Leveraged Loans and the sale of a US Commercial Real Estate portfolio. Pre CRD IV Rates derivatives RWAs decreased £9.5bn to £16.0bn. Corporate Banking RWAs decreased due to continued asset run down, while Europe RBB RWAs were broadly flat

—

Portfolio Assets balance sheet decreased £7.0bn to £32.6bn due to refinancing of Leveraged Loans, sales of CLOs and principal paydowns. Income decreased by £16m, driven by carry charges on CLOs and Other Insured assets, partially offset by fair value gains on ABS CDO Super Senior and Commercial Real Estate loans

1	The table above provides an indication of the potential CRD IV RWAs that are currently allocated to the Exit Quadrant business.

Barclays PLC	29

Appendix II – Performance Management

Margins and Balances

	Nine months	Nine months
	Ended	Ended
Analysis of Net Interest Income	30.09.13	30.09.12
	£m	£m
RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Customer Income:

- Customer assets	5,360	4,974

- Customer liabilities	2,406	2,352
Total	7,766	7,326

RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Non-customer Income:

- Product structural hedge[1]	644	731

- Equity structural hedge[2]	232	234

- Other	(90)	(49)
Total RBB, Barclaycard, Corporate Banking and Wealth and Investment Management Net Interest Income	8,552	8,242

Investment Bank	176	361

Head Office and Other Operations	(235)	200

Group net interest income	8,493	8,803

—

Group net interest income including contributions for the Investment Bank and Head Office and Other Operations decreased 4% to £8,493m (2012: £8,803m), predominantly due to a £148m reduction in contribution from structural hedging activities to £1,150m, including a reduction of £89m related to RBB, Barclaycard, Corporate Banking and Wealth and Investment Management, lower net interest income in the Investment Bank, and the residual net expense from treasury operations

—

Net interest income for the RBB, Barclaycard, Corporate Banking and Wealth and Investment Management businesses increased 4% to £8,552m (2012: £8,242m), reflecting business growth in Barclaycard, UK RBB, and Corporate Banking. This was partially offset by foreign exchange movements in Africa RBB, the withdrawal from certain business lines in Europe RBB and reduced contribution from Group product and equity structural hedges

1	Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.
2	Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

Barclays PLC	30

Appendix II – Performance Management

Analysis of Net Interest Margin

	UK RBB margin	Europe RBB margin	Africa RBB margin	Barclaycard margin	Corporate Banking margin	Wealth and Investment Management margin	Total RBB, Barclaycard, Corporate and Wealth margin
Nine Months Ended 30.09.13%		%	%	%	%	%	%
Customer asset margin	1.20	0.43	3.08	9.45	1.34	0.83	2.20

Customer liability margin	0.88	0.41	2.76	(0.29)	1.00	0.97	1.01

Customer generated margin	1.05	0.43	2.95	8.59	1.14	0.93	1.61

Non-customer generated margin	0.23	0.36	0.19	(0.23)	0.10	0.11	0.16

Net interest margin	1.28	0.79	3.14	8.36	1.24	1.04	1.77

Average customer assets (£m)	133,690	39,894	28,162	36,153	66,251	22,259	326,409

Average customer liabilities (£m)	126,723	14,029	18,455	3,512	96,918	59,740	319,377

Nine Months Ended 30.09.12
Customer asset margin	1.09	0.46	3.13	9.52	1.23	0.64	2.10

Customer liability margin	0.96	0.44	2.77	(0.91)	1.10	1.12	1.12

Customer generated margin	1.03	0.46	2.99	9.21	1.16	0.98	1.64

Non-customer generated margin	0.34	0.32	0.22	(0.59)	0.10	0.26	0.21

Net interest margin	1.37	0.78	3.21	8.62	1.26	1.24	1.85

Average customer assets (£m)	123,217	40,433	31,941	33,068	68,893	19,325	316,877

Average customer liabilities (£m)	111,044	15,034	19,740	1,015	83,283	49,182	279,298

—

The RBB, Barclaycard, Corporate Banking and Wealth and Investment Management net interest margin reduced 8bps to 177bps, principally due to the impact of reduced contributions from Group structural hedging activities on non-customer generated margin which reduced 5bps to 16bps. Customer generated margin remained stable at 161bps (2012: 164bps)

Barclays PLC	31

Appendix II – Performance Management

Analysis of Net Interest Margin-Quarterly

	UK RBB	Europe RBB	Africa RBB	Barclaycard	Corporate Banking	Wealth and Investment Management	Total RBB, Barclaycard, Corporate and Wealth
Quarter Ended 30.09.13%		%	%	%	%	%	%
Customer asset margin	1.26	0.37	3.07	9.56	1.41	0.87	2.25

Customer liability margin	0.89	0.42	2.85	(0.24)	0.94	0.99	0.99

Customer generated margin	1.08	0.39	2.98	8.57	1.13	0.96	1.62

Non-customer generated margin	0.23	0.36	0.25	(0.18)	0.12	0.04	0.16

Net interest margin	1.31	0.75	3.23	8.39	1.25	1.00	1.78

Average customer assets (£m)	135,483	39,432	26,658	36,380	66,251	22,259	326,463

Average customer liabilities (£m)	131,465	13,842	17,892	4,084	96,918	59,740	323,941

Quarter Ended 30.06.13
Customer asset margin	1.25	0.47	3.19	9.34	1.34	0.75	2.19

Customer liability margin	0.80	0.40	2.71	(0.30)	1.10	0.97	1.00

Customer generated margin	1.03	0.45	3.00	8.46	1.20	0.91	1.60

Non-customer generated margin	0.23	0.36	0.15	(0.22)	0.07	0.15	0.15

Net interest margin	1.26	0.81	3.15	8.24	1.27	1.06	1.75

Average customer assets (£m)	134,986	39,767	27,925	36,069	66,869	22,351	327,967

Average customer liabilities (£m)	129,843	13,943	18,405	3,629	95,178	60,670	321,668

Quarter Ended 30.09.12
Customer asset margin	1.12	0.44	3.09	9.16	1.27	0.61	2.08

Customer liability margin	0.96	0.36	2.82	(0.68)	1.02	1.13	1.10

Customer generated margin	1.04	0.42	2.98	8.68	1.13	0.99	1.61

Non-customer generated margin	0.34	0.31	0.20	(0.42)	0.07	0.22	0.20

Net interest margin	1.38	0.73	3.18	8.26	1.20	1.21	1.81

Average customer assets (£m)	123,217	40,489	30,939	33,536	69,362	19,755	317,298

Average customer liabilities (£m)	111,044	15,034	19,447	1,717	86,478	51,016	284,736

Barclays PLC	32

Appendix III – Balance Sheet and Capital

Consolidated Summary Balance Sheet

	As at 30.09.13[1]	As at 30.06.13	As at 31.12.12[2]
Assets	£m	£m	£m

Cash, balances at central banks and items in the course of collection	64,276	75,298	87,664

Trading portfolio assets	145,835	151,981	146,352

Financial assets designated at fair value	40,538	46,847	46,629

Derivative financial instruments	356,033	403,072	469,156

Available for sale financial investments	86,996	91,707	75,109

Loans and advances to banks	42,586	46,451	40,462

Loans and advances to customers	442,940	470,062	423,906

Reverse repurchase agreements and other similar secured lending	202,513	222,881	176,522

Other assets	23,118	24,434	22,535

Total assets	1,404,835	1,532,733	1,488,335

Liabilities

Deposits and items in the course of collection due to banks	70,936	79,872	78,599

Customer accounts	442,404	460,264	385,411

Repurchase agreements and other similar secured borrowing	224,588	259,539	217,178

Trading portfolio liabilities	55,409	59,360	44,794

Financial liabilities designated at fair value	67,351	71,274	78,561

Derivative financial instruments	351,194	396,125	462,721

Debt securities in issue	92,072	102,946	119,525

Subordinated liabilities	22,210	22,641	24,018

Other liabilities	20,457	20,575	17,542

Total liabilities	1,346,621	1,472,596	1,428,349

Shareholders’ Equity

Called up share capital and share premium	14,015	13,988	12,477

Other reserves	1,866	3,233	3,674

Retained earnings	33,555	33,862	34,464

Shareholders’ equity excluding non-controlling interests	49,436	51,083	50,615

Non-controlling interests	8,778	9,054	9,371

Total shareholders’ equity	58,214	60,137	59,986

Total liabilities and shareholders’ equity	1,404,835	1,532,733	1,488,335

1

The balance sheet positions as at 30 September 2013 do not include new ordinary shares issued as part of the Rights Issue and associated cash proceeds received after 30 September 2013. The new ordinary shares commenced trading, fully paid, on the London Stock Exchange PLC’s main market for listed securities on 4 October 2013.

2	The comparatives have been restated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).

Barclays PLC	33

Appendix III – Balance Sheet and Capital

Key Capital Ratios	As at	As at	As at
	30.09.13	30.06.13	31.12.12

Core Tier 1	11.3%	11.1%	10.8%

Tier 1	13.8%	13.5%	13.2%

Total capital	17.8%	17.4%	17.0%

Capital Resources	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests) per balance sheet	49,436	51,083	50,615

Own credit cumulative loss[1]	741	593	804

Unrealised gains on available for sale debt securities[1]	(343)	(293)	(417)

Unrealised gains on available for sale equity (recognised as tier 2 capital)[1]	(145)	(137)	(110)

Cash flow hedging reserve[1]	(860)	(1,019)	(2,099)

Non-controlling interests per balance sheet	8,778	9,054	9,371

- Less: Other Tier 1 capital – preference shares	(6,151)	(6,171)	(6,203)

- Less: Non-controlling Tier 2 capital	(486)	(486)	(547)

Other regulatory adjustments to non-controlling interests	(160)	(116)	(171)

Other regulatory adjustments and deductions:

Defined benefit pension adjustment[1]	584	12	49

Goodwill and intangible assets[1]	(7,556)	(7,583)	(7,622)

50% excess of expected losses over impairment[1]	(787)	(812)	(648)

50% of securitisation positions	(728)	(759)	(997)

Other regulatory adjustments	(347)	(423)	(303)

Core Tier 1 capital	41,976	42,943	41,722

Other Tier 1 capital:

Preference shares	6,151	6,171	6,203

Tier 1 notes[2]	512	538	509

Reserve Capital Instruments [2]	2,878	2,902	2,866

Regulatory adjustments and deductions:

50% of material holdings	(474)	(475)	(241)

50% of the tax on excess of expected losses over impairment	18	27	176

Total Tier 1 capital	51,061	52,106	51,235

Tier 2 capital:

Undated subordinated liabilities	1,544	1,558	1,625

Dated subordinated liabilities	13,996	14,500	14,066

Non-controlling Tier 2 capital	486	486	547

Reserves arising on revaluation of property[1]	15	19	39

Unrealised gains on available for sale equity[1]	146	139	110

Collectively assessed impairment allowances	1,970	2,024	2,002

Tier 2 deductions:

50% of material holdings	(474)	(475)	(241)

50% excess of expected losses over impairment (gross of tax)	(805)	(839)	(824)

50% of securitisation positions	(728)	(759)	(997)

Total capital regulatory adjustments and deductions:

Investments that are not material holdings or qualifying holdings	(958)	(1,084)	(1,139)

Other deductions from total capital	(306)	(326)	(550)

Total regulatory capital	65,947	67,349	65,873

1	The capital impacts of these items are net of tax.
2	Tier 1 notes and reserve capital instruments are included in subordinated liabilities in the consolidated balance sheet.

Barclays PLC	34

Appendix III – Balance Sheet and Capital

Movement in Core Tier 1 Capital	Three months	Six months
	ended	ended
	30.09.13	30.06.13
	£m	£m

Opening Core Tier 1 capital	42,943	41,722

Profit for the period	727	1,083

Removal of own credit[1]	148	(211)

Dividends paid	(476)	(893)

Retained capital generated from earnings	399	(21)

Movement in reserves – impact of ordinary shares and share schemes	175	799

Movement in currency translation reserves	(1,469)	511

Movement in pension reserves	(763)	(37)

Other reserves movements	(40)	12

Movement in other qualifying reserves	(2,097)	1,285

Movement in regulatory adjustments and deductions:

Defined benefit pension adjustment[1]	572	(37)

Goodwill and intangible asset balances[1]	27	39

50% excess of expected losses over impairment[1]	25	(164)

50% of securitisation positions	31	238

Other regulatory adjustments	76	(119)

Closing Core Tier 1 capital	41,976	42,943

—

The Core Tier 1 ratio increased to 11.3% (June 2013: 11.1%) mainly as a result of a decrease in risk weighted assets to £371bn (June 2013: £387bn). Core Tier 1 capital decreased to £42.0bn (June 2013: £42.9bn)

-

Barclays generated £0.4bn Core Tier 1 capital from earnings excluding movements in own credit, after absorbing the impact of dividends paid. This increase was more than offset by a £1.5bn decrease in capital due to foreign currency movements (including non-controlling interests), primarily due to the strengthening of GBP against EUR, USD and ZAR

1	The capital impacts of these items are net of tax.

Barclays PLC	35

Appendix III – Balance Sheet and Capital

Risk Weighted Assets by Risk Type and Business

	Credit Risk			Counterparty Credit Risk		Market Risk			Operational Risk	Total RWAs
As at 30.09.2013	STD	F-IRB	A-IRB	IMM	Non Model Method	STD	Modelled - VaR	Charges Add-on and Non- VaR Modelled
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK RBB	2,890	-	33,639	-	-	-	-	-	6,680	43,209
Europe RBB	4,598	-	10,107	-	3	-	-	-	2,128	16,836
Africa RBB	6,081	5,092	9,007	-	3	-	-	-	3,965	24,148
Barclaycard	17,535	-	14,610	-	-	-	-	-	6,594	38,739
Investment Bank	8,187	3,320	42,407	22,280	6,167	23,195	16,659	10,163	24,807	157,185
Corporate Banking	23,732	2,850	36,553	689	3	-	-	-	6,717	70,544
Wealth and Investment Management	11,627	259	1,531	-	317	-	-	-	3,261	16,995
Head Office Functions and Other Operations	253	-	3,012	-	-	-	-	-	159	3,424
Total RWAs	74,903	11,521	150,866	22,969	6,493	23,195	16,659	10,163	54,311	371,080

As at 30.06.2013
UK RBB	3,057	-	33,872	-	-	-	-	-	6,680	43,609
Europe RBB	4,944	-	9,656	-	5	-	-	-	2,128	16,733
Africa RBB	6,196	5,538	9,790	-	3	-	-	-	3,965	25,492
Barclaycard	17,761	-	14,446	-	-	-	-	-	6,594	38,801
Investment Bank	8,862	3,687	48,002	24,871	6,378	22,764	18,935	10,536	24,807	168,842
Corporate Banking	25,990	2,555	37,174	684	-	-	-	-	6,717	73,120
Wealth and Investment Management	11,668	228	1,440	-	382	-	-	-	3,261	16,979
Head Office Functions and Other Operations	117	411	2,965	-	-	-	-	-	161	3,654
Total RWAs	78,595	12,419	157,345	25,555	6,768	22,764	18,935	10,536	54,313	387,230

Movement in RWAs							Three months ended 30.09.13			Six months ended 30.06.13
Opening RWAs								387.2		387.4
Business activity								(8.1)		(11.0)
Foreign Exchange								(8.1)		7.1
Change in risk parameters								0.5		(0.5)
Methodology and model changes								(0.4)		4.2
Closing RWAs								371.1		387.2

—	During the quarter ended September 2013, RWAs decreased by £16.1bn reflecting:

–	Business activity risk reductions decreased RWAs by £8.1bn, primarily driven by reductions in Exit Quadrant RWAs and sovereign exposures

–	Foreign exchange reduced RWAs by £8.1bn, primarily due to the depreciation of USD, ZAR and EUR against GBP

–	Change in risk parameters increased RWAs by £0.5bn, due to changes in risk profile driven by market conditions

–	Methodology and model changes decreased RWAs by £0.4bn primarily driven by a change in calculation methodology for trading exposures

Barclays PLC	36

Appendix III – Balance Sheet and Capital

Impact of CRD IV

The new capital requirements regulation and capital requirements directive that implement Basel 3 proposals within the EU (collectively known as CRD IV) were finalised and published in the Official Journal of the EU in June 2013 and will be implemented from 1 January 2014. We have estimated the impacts of CRD IV on a consistent basis to those presented in the June 2013 Results Announcement.

The actual impact of CRD IV on capital and leverage ratios may be materially different to the estimates disclosed as certain aspects of the requirements and interpretation of their application have not yet been finalised or are dependent on regulatory approvals and their implementation. The impacts of rules and technical standards still in consultation have not been reflected in our estimates.

In August 2013 we submitted our application for model approval to the PRA, including a self assessment of model readiness. Changes to our approach may be required as a result of the regulatory approval process.

Estimated impact of CRD IV – Capital	CET1 Transitional 30.09.13 £bn	CET1 Fully-loaded 30.09.13 £bn
Core Tier 1 capital (FSA 2009 definition)	42.0	42.0
Risk Weighted Assets (RWA) (current CRD III rules)	371.1	371.1

Core Tier 1 ratio (CRD III)	11.3%	11.3%

CRD IV impact on Core Tier 1 capital:
Adjustments not impacted by transitional provisions
Conversion from securitisation deductions to RWAs	0.7	0.7
Prudential Valuation Adjustment (PVA)	(2.0)	(2.0)
Other	(0.2)	(0.2)
Adjustments impacted by transitional provisions
Goodwill and intangibles	6.0	-
Expected losses over impairment	0.4	(0.9)
Deferred tax assets deduction	(0.3)	(1.4)
Excess minority interest	(0.1)	(0.4)
Debit Valuation Adjustment (DVA)	(0.1)	(0.3)
Pensions	(0.1)	(0.6)
Gains on available for sale equity and debt	-	0.6
Non-significant holdings in Financial Institutions[1]	(0.5)	(2.3)
Mitigation of non-significant holdings in Financial Institutions[1]	0.5	2.3
CET1 capital	46.5	37.4
Additional Prudential Value Adjustment[2]		(2.1)
Other valuation adjustments		(2.0)
PRA Adjustments[2]		(4.1)
PRA adjusted fully loaded CET 1 capital[2]		33.3
CRD III RWAs	371.1	371.1

CRD IV impact to RWAs:
Credit Valuation Adjustment (CVA)	27.3	27.3
Securitisation	20.9	20.9
Counterparty Credit Risk (including Central Counterparty Clearing)	17.1	17.1
Other	11.7	11.7
RWA Impact	77.0	77.0

CRD IV RWAs	448.1	448.1

CET1 ratio	10.4%	8.4%

1

As at 30 September 2013, net long non-significant holdings in financial entities were £7.3bn (30 June 2013: £9.3bn), which would result in a deduction from CET1 of £2.3bn (30 June 2013: £2.5bn) in the absence of identified management actions to eliminate this deduction. The EBA consultation paper on Own Funds identifies potential changes in the calculation, including the scope of application and the treatment of tranche positions, which are not reflected in these estimates.

2	The PRA adjusted fully loaded CET 1 capital is calculated reflecting PRA adjustments as at 30 June 2013.

Barclays PLC	37

Appendix III – Balance Sheet and Capital

Estimated impact of CRD IV – Leverage

Leverage exposure	IFRS Balance sheet As at 30.09.13 £bn	Final CRD IV text basis As at 30.09.13 £bn	Final CRD IV text basis As at 30.06.13 £bn

Derivatives
IFRS derivative financial instruments	356	356	403
Additional netting adjustments for derivatives		(287)	(324)
Potential Future Exposure on derivatives		295	308
		364	387

Securities Financing Transactions (SFTs)
IFRS reverse repurchase agreements and other similar secured lending	203	203	223
Remove IFRS reverse repurchase agreements and other similar secured lending		(203)	(223)
Add leverage exposure measure for SFTs		98	93
		98	93

Other assets and adjustments
Loans and advances and other assets	846	846	907
Undrawn commitments		190	190
Regulatory deductions and other adjustments		(17)	(18)
		1,019	1,079
Total assets per IFRS balance sheet	1,405
Fully loaded CRD IV leverage exposure measure		1,481	1,559

Transitional CRD IV leverage exposure measure		1,482	1,561

Leverage Ratio	Tier 1 Capital As at 30.09.13	Leverage ratio Final CRD IV text basis As at 30.09.13	Leverage ratio Final CRD IV text basis As at 30.06.13
	£bn
Transitional measure[1]	47.4	3.2%	3.1%
Adjusted fully loaded measure[2]	47.1	3.2%	3.1%
Fully loaded measure[3]	37.6	2.5%	2.5%

—

Estimated fully loaded CRD IV leverage exposure reduced to £1,481bn (30 June 2013: £1,559bn) driven by a reduction in settlement balances in the Investment Bank, decreases in cash and balances at central banks in line with our plans to optimise the size of the liquidity pool, and a reduction in Potential Future Exposure on derivatives

—	Barclays estimated fully loaded CRD IV leverage ratio as at 30 September 2013 was approximately 2.5%, or 2.9% after taking into account the rights issue, which completed in October 2013

—

The PRA has communicated its expectation for Barclays to meet an adjusted 7% fully loaded CET1 ratio by December 2013 and a 3% leverage ratio by June 2014. The PRA leverage ratio is calculated using CRD IV leverage exposure and a PRA-adjusted CET1 capital base, which as at 30 June reflected additional deductions from CET1 capital of £4.1bn. Applying this deduction as at 30 September would result in a PRA leverage ratio of 2.2%, or 2.6% after taking into account the rights issue

—

Applying the Basel 3 2010 text for the calculation of leverage would result in an estimated leverage exposure of £1,555bn, reflecting an increase of £74bn in the SFT exposure calculation. The estimated fully loaded leverage ratio would be 2.4% on this basis and 2.8% after taking into account the rights issue

1

Tier 1 capital is calculated as the transitional CRD IV measure assuming 2013 is the first year of implementation at the request of the PRA. Regulatory deductions are adjusted to reflect the transitional impact on Tier 1 capital.

2	Tier 1 capital is calculated as the fully loaded CRD IV measure with all ineligible Tier 1 instruments added back. Regulatory deductions reflect the full end point impact on Tier 1 capital.
3	Tier 1 capital is calculated as the fully loaded CRD IV measure. Regulatory deductions reflect the full end point impact on Tier 1 capital.

Barclays PLC	38

Appendix III – Balance Sheet and Capital

Balance Sheet Leverage

	As at 30.09.13 £m	As at 30.06.13 £m
Total assets[1]	1,404,835	1,532,733
Counterparty netting	(287,624)	(324,303)
Collateral on derivatives	(36,730)	(41,044)
Settlement balances and cash collateral	(88,179)	(109,196)
Goodwill and intangible assets	(7,790)	(7,849)
Customer assets held under investment contracts[2]	(1,777)	(1,838)
Adjusted total tangible assets	982,735	1,048,503
Total qualifying Tier 1 capital	51,061	52,106
Adjusted gross leverage	19	20
Adjusted gross leverage (excluding liquidity pool)	17	17
Ratio of total assets to shareholders’ equity	24	25
Ratio of total assets to shareholders’ equity (excluding liquidity pool)	22	23

—	Adjusted gross leverage was 19x at 30 September 2013 (30 June 2013: 20x) reflecting a 2% decrease in qualifying Tier 1 capital to £51bn and a 6% decrease in adjusted total tangible assets to £983bn

—

At month ends during Q3 2013 the ratio moved in a range from 19x to 20x (2013 year to date: 19x to 21x, full year 2012: 19x to 23x) primarily due to fluctuations in collateralised reverse repurchase lending

—

Adjusted total tangible assets include cash and balances at central banks of £62bn (30 June 2013: £73bn). Excluding these balances, the balance sheet leverage would be 18x (30 June 2013: 19x). Excluding the liquidity pool, leverage would be 17x (30 June 2013: 17x)

—

The ratio of total assets to total shareholders’ equity was 24x (30 June 2013: 25x) and during Q3 13 moved within a month end range of 24x to 25x (2013 year to date: 24x to 27x, full year 2012: 25x to 28x) primarily due to fluctuations in derivative assets and collateralised reverse repurchase lending

1	Includes Liquidity Pool £130bn (30 June 2013: £138bn).
2	Comprising financial assets designated at fair value and associated cash balances.

Barclays PLC	39

Appendix IV – Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks

As at 30.09.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges[1]	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Total retail	238,127	4,577	233,550	8,089	3.4	1,645	92

Wholesale - customers	213,009	3,068	209,941	5,959	2.8	717	45
Wholesale - banks	42,045	10	42,035	19	-	(12)	(4)
Total wholesale	255,054	3,078	251,976	5,978	2.3	705	37

Loans and advances at amortised cost	493,181	7,655	485,526	14,067	2.9	2,350	64

Traded Loans	1,928	n/a	1,928
Loans and advances designated at fair value	19,818	n/a	19,818
Loans and advances held at fair value	21,746	n/a	21,746

Total loans and advances	514,927	7,655	507,272

As at 30.06.13
Total retail	240,079	4,699	235,380	8,439	3.5	1,112	93

Wholesale - customers	238,457	3,170	235,287	6,192	2.6	534	45
Wholesale - banks	45,881	35	45,846	54	0.1	(12)	(5)
Total wholesale	284,338	3,205	281,133	6,246	2.2	522	37

Loans and advances at amortised cost	524,417	7,904	516,513	14,685	2.8	1,634	63

Traded Loans	2,340	n/a	2,340
Loans and advances designated at fair value	20,144	n/a	20,144
Loans and advances held at fair value	22,484	n/a	22,484

Total loans and advances	546,901	7,904	538,997

1	Excluding impairment charges on available for sale investments and reverse repurchase agreements.

Barclays PLC	40

Appendix IV – Credit Risk

Retail Loans and Advances to Customers and Banks at Amortised Cost

As at 30.09.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	137,100	1,323	135,777	2,737	2.0	259	25
Europe RBB	39,174	661	38,513	1,800	4.6	209	71
Africa RBB	21,939	586	21,353	1,234	5.6	226	138
Barclaycard	36,588	1,951	34,637	2,232	6.1	950	347
Corporate Banking[1]	549	41	508	48	8.7	(6)	(146)
Wealth and Investment Management	2,777	15	2,762	38	1.4	7	34
Total	238,127	4,577	233,550	8,089	3.4	1,645	92

As at 30.06.13
UK RBB	137,135	1,337	135,798	2,770	2.0	178	26
Europe RBB	40,661	638	40,023	1,807	4.4	142	70
Africa RBB	22,297	656	21,641	1,469	6.6	176	159
Barclaycard	36,666	2,004	34,662	2,296	6.3	616	339
Corporate Banking[1]	607	48	559	54	8.9	(5)	(166)
Wealth and Investment Management	2,713	16	2,697	43	1.6	5	37
Total	240,079	4,699	235,380	8,439	3.5	1,112	93

1	Primarily comprises retail portfolios in India and UAE.

Barclays PLC	41

Appendix IV – Credit Risk

Wholesale Loans and Advances to Customers and Banks at Amortised Cost

As at 30.09.13	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Investment Bank[1]	161,033	595	160,438	843	0.5	202	17
Corporate Banking	66,957	2,125	64,832	3,862	5.8	379	76
- UK	51,594	398	51,196	1,260	2.4	126	33
- Europe	6,964	1,529	5,435	2,386	34.3	246	472
- Rest of the World	8,399	198	8,201	216	2.6	7	11

Wealth and Investment Management	20,073	189	19,884	683	3.4	81	54
Africa RBB	4,982	157	4,825	575	11.5	43	115

Head Office and Other Operations	2,009	12	1,997	15	0.7	-	-
Total	255,054	3,078	251,976	5,978	2.3	705	37

As at 30.06.13
Investment Bank[1]	187,256	640	186,616	835	0.4	179	19
Corporate Banking	68,295	2,180	66,115	3,966	5.8	265	78
- UK	52,007	450	51,557	1,377	2.6	83	32
- Europe	7,636	1,543	6,093	2,416	31.6	180	475
- Rest of the World	8,652	187	8,465	173	2.0	2	5

Wealth and Investment Management	20,386	167	20,219	706	3.5	44	44
Africa RBB	6,767	198	6,569	719	10.6	35	104

Head Office and Other Operations	1,634	20	1,614	20	1.2	(1)	(12)
Total	284,338	3,205	281,133	6,246	2.2	522	37

1

Investment Bank gross loans and advances include cash collateral and settlement balances of £108,769m as at 30 September 2013 and £129,667m as at 30 June 2013. Excluding these balances CRLs as a proportion of gross loans and advances were 0.9% and 1.5% respectively.

Barclays PLC	42

Appendix IV – Credit Risk

Group Exposures to Eurozone Countries

—

The Group recognises the credit and market risk resulting from the ongoing volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment

—

During Q3 13 the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 6% to £53.9bn principally due to a decrease in exposure to retail customers and corporate clients, which declined by 6% to £45.7bn reflecting reduced lending in Spain, Italy and Portugal

—

As at 30 September 2013, the local balance sheet funding deficit in Italy was €13.6bn (30 June 2013: €13.6bn) and the deficit in Portugal was €3.9bn (30 June 2013: €4.4bn). The net funding surplus in Spain was €2.3bn (30 June 2013: €1.8bn). Barclays continues to monitor the potential impact of the Eurozone volatility on local balance sheet funding and will consider actions as appropriate to manage the risk

Barclays PLC	43

Appendix IV – Credit Risk

Summary of Group Exposures

—

The following table shows Barclays exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. The basis of preparation is consistent with that described in the 2012 Annual Report on Form 20-F.

—

The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments

	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on- balance sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
As at 30.09.13	£m	£m	£m	£m	£m	£m	£m	£m
Spain	316	859	3,474	13,030	2,415	20,094	28,026	3,419
Italy	2,495	434	1,472	15,550	1,963	21,914	29,136	3,166
Portugal	357	37	1,087	3,481	1,649	6,611	6,959	2,486
Ireland	49	3,648	1,165	105	99	5,066	9,012	2,272
Cyprus	-	-	120	19	32	171	248	43
Greece	2	3	35	6	13	59	936	3

As at 30.06.13
Spain	292	1,028	4,976	13,546	2,436	22,278	30,345	3,245
Italy	1,967	390	1,489	16,034	2,072	21,952	30,260	3,464
Portugal	388	30	1,357	3,595	1,720	7,090	7,680	2,536
Ireland	26	4,194	1,144	108	114	5,586	9,752	1,363
Cyprus	-	-	133	45	29	207	301	48
Greece	2	7	40	6	14	69	1,185	3

—	Barclays has exposures to other Eurozone countries as set out below. Total net on-balance sheet exposures to individual countries that are less than £1bn are reported in aggregate under Other

	Sovereign	Financial institutions	Corporate	Residential mortgages	Other retail lending	Net on- balance sheet exposure	Gross on- balance sheet exposure	Contingent liabilities and commitments
As at 30.09.13	£m	£m	£m	£m	£m	£m	£m	£m
France	7,200	6,235	5,124	2,415	214	21,188	57,165	9,001
Germany	1,797	4,201	7,329	25	2,063	15,415	54,743	7,284
Netherlands	2,259	4,346	1,758	15	69	8,447	24,116	2,404
Belgium	2,279	25	201	13	4	2,522	8,649	910
Luxembourg	11	636	658	204	67	1,576	4,649	855
Austria	1,239	259	149	1	4	1,652	3,257	203
Finland	904	216	64	3	-	1,187	6,051	453
Other	132	53	23	6	58	272	504	16

As at 30.06.13
France	3,448	5,422	5,328	2,584	182	16,964	56,365	8,647
Germany	1,985	4,760	6,621	26	2,013	15,405	58,055	7,160
Netherlands	3,336	4,480	1,958	16	70	9,860	26,092	2,286
Belgium	2,866	17	390	13	4	3,290	9,480	778
Luxembourg	39	823	706	208	22	1,798	5,027	931
Austria	1,092	340	151	1	6	1,590	3,528	210
Finland	1,079	120	38	3	-	1,240	6,454	463
Other	130	4	11	5	64	214	466	-

Barclays PLC	44

Appendix V – Other Legal and Regulatory Matters

Other Legal and Regulatory Matters

Investigations into certain agreements

The FCA has investigated certain agreements, including two advisory services agreements entered into by Barclays Bank with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to Barclays’ capital raisings in June and November 2008.

The FCA issued warning notices (the Warning Notices) against Barclays and Barclays Bank on 13 September 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that Barclays and Barclays Bank believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings. The Warning Notices conclude that Barclays and Barclays Bank were in breach of certain disclosure-related Listing Rules and Barclays was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays and Barclays Bank acted recklessly. The financial penalty in the Warning Notices against the Group is £50m. Barclays and Barclays Bank continue to contest the findings.

The Serious Fraud Office is investigating the same agreements. Its investigation is at an earlier stage and the Group has received and has continued to respond to requests for further information.

The DOJ and the SEC are undertaking an investigation into whether the Group’s relationships with third parties who assist Barclays to win or retain business are compliant with the United States Foreign Corrupt Practices Act. They are also investigating the agreements referred to above including the two advisory services agreements. The US Federal Reserve has requested to be kept informed of these matters.

It is not possible to estimate the full impact on the Group if the final conclusion of these matters is adverse.

Investigations into LIBOR, ISDAfix, other benchmarks and foreign exchange rates

On 27 June 2012, Barclays Bank announced that it had reached settlements with the FSA (as predecessor to the FCA), the U.S. Commodity Futures Trading Commission (the CFTC) and the U.S. DOJ Fraud Section (DOJ FS) in relation to their investigations into submissions made by Barclays Bank and other financial institutions to the bodies that set or compile various financial benchmarks, such as the London Interbank Offered Rate (LIBOR) and the Euro Interbank Offered Rate (EURIBOR). Following those settlements, the SFO announced on 6 July 2012 that it had decided formally to accept the LIBOR matter for investigation, in respect of which Barclays Bank has received and continues to respond to requests for information.

The European Commission (the Commission) has also been conducting investigations into the manipulation of, among other things, EURIBOR. Barclays is a party to the Commission’s EURIBOR investigation and continues to cooperate. The Commission has publicly stated that it hopes to be ready to adopt a decision in respect of its investigations towards the end of 2013.

The CFTC and the FCA are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. Barclays Bank has received and continues to respond to subpoenas and requests for information from the CFTC.

As an update to reflect significant developments from the disclosure of legal and regulatory proceedings, including related risk factors, made by Barclays in its rights issue Prospectus published on 16 September 2013, various regulatory and enforcement authorities have indicated they are investigating foreign exchange trading, including possible attempts to manipulate certain benchmark currency exchange rates or engage in other activities that would benefit their trading positions. The investigations appear to involve multiple market participants in various countries. Barclays Bank has received enquiries from certain of these authorities related to their particular investigations, is reviewing its foreign exchange trading covering a several year period through August 2013 and is cooperating with the relevant authorities in their investigations. It is not possible at this stage for Barclays to predict the impact of these investigations on it.

Federal Energy Regulatory Commission investigation

The United States Federal Energy Regulatory Commission (the FERC) Office of Enforcement has been investigating Barclays’ power trading in the western U.S. with respect to the period from late 2006 through 2008. On 9 October 2013, the FERC filed its complaint against Barclays and four former traders in Federal Court in California. The complaint reiterates the allegations previously made by the FERC in its October 2012 Order to Show Cause and its July 2013 Order Assessing Civil Penalties. In September 2013, Barclays was contacted by the criminal division of the United States Attorney’s Office in the Southern District of New York and advised that such office is looking at the same conduct at issue in the FERC matter.

Barclays PLC	45

Appendix VI – Other Information

Other Information

Results Timetable[1]	Date

Ex-dividend date	6 November 2013

Dividend Record date	8 November 2013

Scrip reference share price set and made available to shareholders	13 November 2013

Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	22 November 2013

Dividend Payment date /first day of dealing in New Shares	13 December 2013

2013 Results Announcement	11 February 2014

For qualifying US and Canadian resident ADR holders, the third interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the third interim dividend on 13 December 2013 to ADR holders on the record at close of business on 8 November 2013.

Exchange Rates[2]	Nine Months Ended 30.09.13	Half Year Ended 30.06.13	Nine Months Ended 30.09.12	Change[3] 30.06.13	Change[3] 30.09.12

Period end - US$/£	1.62	1.52	1.61	7%	1%

Average - US$/£	1.54	1.54	1.58	0%	(3%)

3 Month Average - US$/£	1.55	1.54	1.58	1%	(2%)

Period end - €/£	1.19	1.17	1.25	2%	(5%)

Average - €/£	1.17	1.18	1.23	(1%)	(5%)

3 Month Average - €/£	1.17	1.18	1.26	(1%)	(7%)

Period end - ZAR/£	16.21	15.11	13.33	7%	22%

Average - ZAR/£	14.62	14.20	12.69	3%	15%

3 Month Average - ZAR/£	15.48	14.57	13.05	6%	19%

Share Price Data				30.09.13	30.09.12

Barclays PLC (p)				265.50	214.85

Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)				147.40	138.50

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com. The information on this website is not incorporated by reference into this document.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3	The change represents the percentage change in the sterling value of the relevant foreign currency on the basis of the exchange rates disclosed. The change in exchange rates affects the amounts of foreign currency balances and transactions reported in the interim management statement.

Barclays PLC	46

Appendix VII - Glossary of terms

‘A-IRB / Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Absa / Absa Group’ Absa Group Limited and its subsidiaries, including Absa Bank Limited and Absa Financial Services Limited, which is listed on the Johannesburg Stock Exchange and is one of South Africa’s largest financial services groups.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a measure of a bank’s financial strength as defined the Capital Requirements Regulation.

‘Additional Tier 1 (AT1) securities’ In the context of CRD IV, a measure of a bank’s financial strength as defined the Capital Requirements Regulation.

‘Adjusted attributable profit’ Adjusted profit, after tax and non-controlling interests’ share, attributable to the shareholders of Barclays’ PLC.

‘Adjusted basic earnings per share’ Basic earnings per share, based on adjusted attributable earnings.

‘Adjusted compensation: net operating income’ Compensation costs as a proportion of adjusted net operating income (adjusted income less credit impairment charges and other provisions).

‘Adjusted cost: income ratio’ Adjusted operating expenses (defined below) compared to adjusted income (defined below).

‘Adjusted gross leverage’ The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See ‘Tier 1 capital’.

‘Adjusted income’ Total income net of insurance claims adjusted to exclude the impact of own credit, gains on debt buy-backs and gain on disposal of the investment in BlackRock, Inc.

‘Adjusted operating expenses‘ Operating expenses adjusted to exclude the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress), and goodwill impairment.

Adjusted profit before tax’ Profit before tax adjusted to exclude the impact of own credit, gains on debt buy-backs, impairment of and gain on disposal of the investment in BlackRock, Inc., the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress), the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress), goodwill impairments, and gains and losses on acquisitions and disposals.

‘Adjusted return on average risk weighted assets’ Adjusted profit as a proportion of average risk weighted assets.

‘Adjusted return on average shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘Adjusted return on average tangible shareholders’ equity’ Adjusted profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Africa Retail and Business Banking (Africa RBB)’ A business unit that provides a full range of retail banking services and insurance products under the Absa and Barclays brands through a variety of retail distribution

Barclays PLC	47

Appendix VII - Glossary of terms

channels and offers customised business solutions for commercial and large corporate customers across Africa.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency mortgage backed securities’ Mortgage-backed securities issued by state or government agencies or government-sponsored entities.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax, excluding non-controlling interests’ share, that is attributable to the shareholders of Barclays’ PLC.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + … )) / total outstandings in portfolio.

‘Barclaycard’ An international payments business service provider to retail and business customers including credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany, Scandinavia and South Africa.

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Basel 2.5’ Updates to the Basel framework to capture risks from securitization and trading book exposures. Incorporated into European law by amendments to the Third Capital Requirements Directive (CRD III).

‘Basel 3’ The third of the Basel Accords. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel 3 leverage ratio’ A non-risk based leverage ratio introduced as part of the Basel 3 accord that acts as a supplementary buffer to the risk based capital requirements.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)/bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the Core Tier 1 ratio and Tier 1 capital ratio.

Barclays PLC	48

Appendix VII - Glossary of terms

‘Capital requirements’ Amount to be held by the Bank to cover the risk of losses to a certain confidence level.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty / Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in OTC markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of risk weighted assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk charges and Correlation Risk.

‘Client Assets’ All Client Assets managed or administered by Wealth and Investment Management including Assets under Management (AUM), Custody assets, Assets under Administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with CSA protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Commercial Paper (CP)’ Typically, short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Commercial Mortgages’: Securities that represent interests in a group of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g., Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

‘Common Equity Tier 1 (CET 1) ratio’ A measure of the Banks common equity capital as a percentage of risk-weighted assets under CRD IV. The Group must meet a prescribed ratio.

‘Constant Currency Basis’ Excludes the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Bank PLC that are permanently written off from the holder’s perspective in the event of Barclays PLC Group’s core tier 1 (CT1) or common equity tier 1 (CET1) ratio, as appropriate, falling below 7%.

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‘Core Tier 1 capital ’ Called-up share capital and eligible reserves plus non-controlling equity interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the PRA.

‘Core Tier 1 ratio’ Core Tier 1 capital as a percentage of risk weighted assets.

‘Corporate Banking’ A business unit that provides banking services to global clients across Europe, Africa, Asia, and the US, and local clients in the UK and South Africa. These services encompass Debt, Cash and Trade Finance.

‘Corporate derivatives’ Derivative exposure relating to Corporate counterparties primarily cross currency and interest rate swaps written in 2010 or earlier.

‘Cost: income ratio’ Operating expenses compared to total income net of insurance claims.

‘Cost: net operating income ratio’ Operating expenses compared to total income net of insurance claims less credit impairment charges and other provisions.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Counterparty credit risk’ In the context of Risk Weighted Assets by Risk, a component of risk weighted assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the credit risk disclosures, impairment allowances as a percentage of credit risk loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD III’ The Third Capital Requirements Directive. EU Directive that came into force on 31 December 2011 updating market risk capital requirements and requirements relating to securitisation.

‘CRD IV’ The Fourth Capital Requirements Directive, a Directive and an accompanying Regulation that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union. CRD IV comes into effect on 1 January 2014.

‘CRD IV leverage exposure’ An estimated prudential exposure measure, reported on the basis set out in Article 429 of CRD IV.

‘CRD IV leverage ratio’ The ratio of Tier 1 capital to particular on- and off-balance sheet exposures, calculated in accordance with the methodology set out in CRD IV.

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit enhancements’ See ‘Liquidity and Credit enhancements’.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and in respect of undrawn facilities and guarantees (see ‘Loan impairment’) and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures ’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents Credit and Securitised Products income.

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‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more, impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; Collateral, Netting and set-off, and Risk Transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘Customer asset margin’ Net interest income earned on customer assets (excluding the impact of the product structural hedge relating to those assets), divided by total average customer assets.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer liability margin’ Net interest income earned on customer liabilities (excluding the impact of the product structural hedge relating to those liabilities), divided by total average customer liabilities.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of credit valuation adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual agreements. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform in terms of contractual agreements.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

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Appendix VII - Glossary of terms

‘Debt securities in issue’ Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act. The DFA is intended to address perceived deficiencies and gaps in the regulatory framework for financial services in the United States and implements comprehensive changes across the financial regulatory landscape.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used by Corporate Banking, Wealth and Investment Management and Absa Wealth to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Encumbrance’ The use of assets to secure its liabilities, such as by way of a lien or charge.

Equity and stock index derivatives Derivatives whose value is derived from equity securities. This category includes equity options and equity futures, and derivatives based on an index, such as the FTSE 100.

‘Equities and Prime Services’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘Europe Retail and Business Banking (Europe RBB)’ Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

‘Excess minority interest’ The proportion of excess capital of a subsidiary that relates to third parties which is deducted from accounting minority interest to give eligible minority interest to be included in own funds.

‘Exit Quadrant’ Businesses identified by the Strategic Review that are unlikely to achieve sustainable returns or are operating in markets of low attractiveness. These businesses have a clear path to exit.

‘Exit Quadrant Risk Weighted Assets / RWAs’ Risk weighted assets associated with the Exit Quadrant.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB) approach’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Fitch’ A credit rating agency.

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Appendix VII - Glossary of terms

‘Fixed Income, Currency and Commodities (FICC)’ Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty th through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

‘Foreign exchange derivatives’ Derivatives linked to the foreign exchange market. This category includes FX spot and forward contracts, FX swaps and FX options.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation.

‘Fully loaded CET1 ratio’ An estimated risk based ratio calculated as CRD IV Common Equity Tier 1 capital divided by CRD IV Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the FSA in October 2012).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England in July 2012 to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due or meet regulatory liquidity requirements (Liquidity Risk), or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Globally-Systemically Important Institutions (G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified an initial group of 29 globally systemically important banks.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

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Appendix VII - Glossary of terms

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantees’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within the Wealth and Investment Management segment that provide banking and other services to high net worth customers.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Income’ Total income net of insurance claims, unless otherwise specified.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘IMM / Internal model method’ In the context of Risk Weighted Assets by Risk Type, Risk Weighted Assets for which the exposure amount has been derived via the use of an FSA approved internal model.

‘Internal-Ratings Based (IRB)’ An approach under the Basel 2 framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (AIRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–	Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or A-IRB.

‘Investment Bank’ The investment bank operations comprising Fixed Income and Commodities (FICC), Equities and Prime Services, Investment Banking, and Principal Investments.

‘Investment Banking’ Fee generating businesses encompassing Advisory, Debt and Equity Origination.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external agencies.

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Appendix VII - Glossary of terms

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be received on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Leveraged Loans’’ Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. As at 1 January 2015, institutions will be required to comply with a 60% LCR. This will increase gradually to 100% by 1 January 2018 (for European Institutions).

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ The ratio of loans and advances to customer accounts. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, Currency and Commodities income.

‘Management DVaR’ For internal market risk management purposes, the investment bank uses a Daily Value at Risk (DVaR) with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan.

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets by Risk, it is the component of risk weighted assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

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Appendix VII - Glossary of terms

‘Master netting agreements’ A contract that enables a bank to offset all credit and debit balances of the same customer or group of customers (or a range of designated accounts of the same customer) in the case of the customer’s default or bankruptcy, resulting in a reduced exposure.

‘Matchbook’ The borrowing of funds under a repurchase agreement at one rate and simultaneous lending of funds under a reverse repurchase agreement at a higher rate, for the purpose of earning a spread.

‘Material holdings’ In the context of Capital Resources, a deduction from Tier 1 capital and Tier 2 capital representing a regulated entity’s investment in either (i) the capital of a credit or a financial institution that exceeds either 10% of the share capital of that credit or financial institution or 10% of the total capital of the regulated entity itself or (ii) an insurance entity where the regulated entity owns more than 20% of the capital in the insurance entity or exercises significant influence.

‘Modelled—VaR’ In the context of risk weighted assets, market risk calculated using value at risk models laid down by the PRA (BIPRU).

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Monoline insurer’ An entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty.

‘Moody’s’ A credit rating agency.

‘Mortgage Backed Securities (MBS)’ Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Computed by dividing shareholders’ equity excluding non-controlling interests by the number of issued ordinary shares.

‘Net interest income’ The difference between interest received on assets and interest paid on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of the average assets and average liabilities for those businesses.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific Required Stable Funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Computed by dividing shareholders’ equity, excluding non-controlling interests, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

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Appendix VII - Glossary of terms

‘Non-customer generated margin’/ ‘Non customer margin’ Non customer income (mainly the impact of the product structural hedge and the equity structural hedge) as a percentage of the sum of average customer assets and liabilities.

‘Non-customer net interest income(NII)/Non customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of FSA / PRA (BIPRU) norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-significant holdings in financial institutions’ Investments that the Group holds in the capital of banking, financial or insurance entities that are outside the scope of regulatory consolidation and where the bank owns less than 10% of the issued share capital of the entity.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of risk weighted assets that represents the risk of loss resulting from these risks.

‘Over the counter derivatives (OTC)’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA Leverage Ratio’ A non risk based ratio introduced by the PRA in June 2013, calculated as CRD IV CET1 capital after PRA adjustments divided by CRD IV leverage exposures.

‘PRA (/FSA) waivers’ PRA(/FSA) approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the FSA/PRA.

‘Pre-CRDIV Rates’ Derivatives entered into in the regulatory environment period prior to CRD IV included in the Exit Quadrant.

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Appendix VII - Glossary of terms

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and Stock Lending facilities. The Prime Services business also provides brokerage facilitation services for Hedge Fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Private equity investments’ Equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK from 1 April 2013. The PRA is a subsidiary of the Bank of England.

‘Prudent valuation adjustment’ A calculation which adjusts the accounting values of trading book positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘PRA Adjustments’ Valuation adjustments applied by the PRA and deducted from Barclays’ fully-loaded CET1 capital in the calculation of the PRA leverage ratio.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying holdings’ In the context of regulatory capital deductions, refers to the application of the rules on deducting investments in non-financial companies from regulatory capital as defined by chapter 2 in the General Prudential sourcebook.

‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repurchase agreement (repo) / reverse repurchase agreement (reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a

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given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms. Under PRA rules, they qualify as other Tier 1 capital.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Rest of World’ The operations of Corporate Banking in Africa and Asia.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail and Business Banking (RBB)’ UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

‘Retail Loans’ Loans to individuals or small and medium enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

‘Return on average risk weighted assets’ Statutory profit as a proportion of average risk weighted assets.

‘Return on average shareholders’ equity’ Calculated as profit for the period attributable to equity holders of the parent divided by average shareholders’ equity for the period, excluding non-controlling interests.

‘Return on average tangible equity’ Calculated as profit after tax and non-controlling interests for the period, divided by average allocated tangible equity for the period. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, excluding goodwill and intangible assets.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity excluding non-controlling interests adjusted by the deduction of intangible assets and goodwill.

‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Securities Financing Transactions (SFT)’ In the context of risk weighted assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

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‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitisation positions’ / ‘Securitisations’ In the context of Capital Resources, a deduction from Core Tier 1 and Qualifying Tier 2 capital in respect of the Group’s exposure to securitisation assets, such as RMBS. A ‘securitisation’ in this context means a transaction or scheme, whereby the credit risk associated with an exposure or pool of exposures is tranched and has the following characteristics: (a) payments in the transaction or scheme are dependent upon the performance of the exposure or pool of exposures; and (b) the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme.

‘Securitised Products’ A business within Investment Banking that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond or derivative) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘South Africa’ The operations of Africa RBB based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Special Purpose Entities (SPEs) / Special Purpose Vehicles (SPVs)’ Entities created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standards & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006, which incorporates the requirements of International Financial Reporting Standards (IFRS). See ‘Adjusted profit before tax’ for details of the adjustments made to the statutory results in arriving at the adjusted profit.

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD / Standardised approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

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‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Structural hedge/hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Tangible equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The Bank’ Barclays Bank PLC.

‘Tier 1 capital’ A measure of a bank’s financial strength defined by the PRA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

‘Tier 1 capital ratio’ The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

‘Tier 2 (T2) capital’ In the context of CRD IV, a measure of a bank’s financial strength, including qualifying subordinated debt and other Tier 2 securities as defined the Capital Requirements Regulation.

‘Total capital ratio’ Total regulatory capital as a percentage of risk weighted assets.

‘Transform’ Package of measures to realise Barclays goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Transitional Common Equity Tier 1 Capital’ Application of Transitional provisions to Common Equity Tier 1 under CRD IV, comprising of the phasing in of CRD IV changes and phasing out of Basel 2.5 between 2014 and 2018.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK Retail and Business Banking (UK RBB)’ A leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

‘US Residential Mortgages’ Securities that represent interests in a group of residential mortgages.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated

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using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Wealth and Investment Management (WIM)’ Provides a full range of wealth management services to affluent and high net worth clients globally, including banking, credit, investments and advisory services.

‘Wholesale loans/lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try and recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

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